Exhibit 99.2
INNOVATE CREATE DELIVER ANNUAL REPORT 2009

CORPORATE PROFILE FORWARD LOOKING STATEMENTS STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — SGXST: STATSChP) is a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-toend packaging and testing solutions that are designed to bring products to the market faster. Our customers are some of the largest semiconductor companies in the world. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Thailand, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas and Massachusetts). Our offices outside the United States are located in Singapore, South Korea, China, Thailand, Malaysia, Taiwan, Japan, the United Kingdom and the Netherlands. STATS ChipPAC’s facilities include those of its subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation, in Hsin-Chu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac. com. Information contained in this website does not constitute a part of this Annual Report 2009 (the “Annual Report”).
Certain of the statements in this Annual Report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially from those described in this Annual Report. These include statements regarding the continued trading and listing of our ordinary shares on the SGX-ST, our .nancial condition and results of operations, cash flows, dividends, .nancing plans, business strategies, operating ef.ciencies and synergies, budget, capital and other expenditures, competitive positions, growth opportunities for existing products, bene. ts from new technology, plans or objectives of management, outcome of litigation, industry growth, the impact of regulatory initiatives, markets for our securities and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identi.ed by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of .nancing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our . nancing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or canceling of customer orders; adverse tax and other .nancial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classi.cation of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate .uctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in con. icting interests with Temasek and our af.liates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s . lings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 5, 2010. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to re.ect subsequent events or circumstances.

LETTER TO SHAREHOLDERS Dear Shareholders The year 2009 was a very challenging year for STATS ChipPAC. The global economic downturn triggered by an unprecedented .nancial crisis resulted in a very dif. cult operating environment for the semiconductor industry which contracted by approximately 11%. Consequently, the .nancial performance of the Company in 2009 was adversely impacted. STATS ChipPAC reported revenue for the year of $1,325.7 million, down 20.0% from 2008 as the recovery in the second half of the year was not adequate to offset the sharp decline in revenue experienced in the . rst half of the year. Other .nancial performance parameters were also down, but moderated by the aggressive and timely cost reduction actions implemented in the fourth quarter of 2008 and early 2009. Gross margin was 15.7% and operating margin was 4.0% for 2009 compared to 16.5% and 4.6% in 2008. Net income was $10.1 million in 2009 compared to $25.7 million in 2008. We generated net cash from operations of $174.9 million for the full year and reduced our debt by $15.5 million to $458.0 million as of year end 2009. Capital spending was also reduced to 12.0% of revenue in 2009 from 14.4% of revenue in the previous year. The year 2009 was a year of two distinctly different halves. We started 2009 with the global economy in crisis and the semiconductor industry facing the worst downturn in its history. In this environment our business declined sharply in the .rst half of the year. However, in the second half of the year the Company recorded its best performance in many years. Net income was $58.9 million in the second half compared to a net loss of $48.8 million in the . rst half of 2009. This was the direct result of the dif. cult decisions and actions taken to resize the cost base, restructure operations, revise the business model, and improve our productivity and operating ef.ciency during the year. Despite the market challenges, we continued to make major investments in technology, new production capability and capacity in growth areas and next generation integration technologies such as embedded wafer-level ball grid array (eWLB). Expenditures for research and development in 2009 grew to $43.4 million or 3.3% of revenue. The intellectual property portfolio for the Company also increased during the year. In 2009, a total of 187 new patent applications were .led and 69 patents were issued to the Company. The STATS ChipPAC .ip chip and wafer processing business grew signi.cantly from 11.0% of revenue in 2008 to 16.2% in 2009. The Company also entered into partnerships to engage in technology co-development activities with leaders in the industry, such as our partnership to jointly develop the next generation of eWLB technology. The Company continued to receive recognition from our customers in 2009. In March, we received Intel’s prestigious Supplier Continuous Quality Improvement (SCQI) award in recognition of world-class outstanding performance. This was the second time STATS ChipPAC has received the SCQI award and our third consecutive quality award from Intel. In May 2009, we were also awarded Analog Devices, Inc.’s Supplier Excellence Award. Overall, the Company weathered the 2009 downturn well and performance in the second half of the year resulted in some of the most pro.table quarters in the Company’s history. The foundation that was put in place consisting of a more competitive cost base, improved operational capabilities, an expanded customer base, and a leadership position in select advanced packaging technologies should provide the springboard for accelerated growth and improved pro.tability in the future. The year 2010 is expected to be a good year for the semiconductor industry as the global economy continues its gradual path of recovery. Market research data indicates that the semiconductor industry will grow approximately 10-13% in 2010 and the outsourced semicondu ctor assembly and test (OSAT) industry is expected to grow at an even faster rate than the semiconductor industry as a whole. We believe our Company will bene.t from this positive outlook in 2010. We would like to express our deep heartfelt appreciation to our shareholders, customers, vendors and business associates for their continued strong support and con. dence in STATS ChipPAC. We would also like to recognize and thank all our employees for their perseverance, dedication, innovation, support and contribution, as well as the guidance of our Directors. Charles R. Wofford Tan Lay Koon Chairman Director, President And Chief Executive Officer

FINANCIAL HIGHLIGHTS

REVENUE
(IN US$ MILLION)

2009
1,326
2008
1,658
2007
1,652

OPERATING EXPENSES/ REVENUE

2009
11.7%
2008
11.9%
2007
9.8%

GROSS MARGIN

2009
15.7%
2008
16.5%
2007
19.5%

NET INCOME
(IN US$ MILLION)

2009
10
2008
26
2007
94

CAPITAL EXPENDITURE/ REVENUE

2009
12.0%
2008
14.4%
2007
16.3%

INNOVATE
CREATE
DELIVER

ANNUAL REPORT 2009

3

FINANCIAL HIGHLIGHTS REVENUE (IN US$ MILLION) 2009 2008 2007 GROSS MARGIN 2009 2008 OPERATING EXPENSES/ REVENUE 1,326 2009 11.7% 1,658 2008 11.9% 1,652 2007 9.8% NET INCOME (IN US$ MILLION) 15.7% 2009 10 16.5% 2008 26 2007 19.5% 2007 94 2008 2009 2007 CAPITAL EXPENDITURE/ REVENUE 14.4% 12.0% 16.3% INNOVATE CREATE DELIVER ANNUAL REPORT 2009

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR 2009* CONTENTS 5 BOARD OF DIRECTORS 7 SENIOR MANAGEMENT 8 MANAGEMENT DISCUSSION AND ANALYSIS 25 CORPORATE GOVERNANCE 33 DIRECTORS’ REPORT AND FINANCIAL STATEMENTS 105 SGX-ST LISTING MANUAL REQUIREMENTS * This Annual Report has been prepared by STATS ChipPAC for the purpose of complying with the laws of Singapore. The financial information in this Annual Report is derived (unless otherwise indicated) from the consolidated .nancial statements of STATS ChipPAC which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and included in this Annual Report. The Company’s complete Year 2009 annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on March 5, 2010, is available on STATS ChipPAC’s website at www.statschippac.com. All amounts are expressed in United States dollars unless otherwise indicated.

BOARD OF DIRECTORS
Charles R. Wofford
Chairman of the Board
Mr. Charles Richard Wofford has been a member of our Board of Directors since February 1998 and the Chairman of our Board of Directors since August 2002. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts from Texas Western College.
Tan Lay Koon
President and Chief Executive Officer
Mr. Tan Lay Koon has been our President and Chief Executive Officer and a member of our Board of Directors since June 2002. Mr. Tan joined us in May 2000 as our Chief Financial Officer and in August 2004, he led the formation of STATS ChipPAC with the acquisition of ChipPAC, Inc. and became our founding President and Chief Executive Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various senior positions in government and financial institutions in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
Peter Seah Lim Huat
Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has also been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of Singapore Technologies Pte. Ltd. and a member of its board of directors. He was a banker for 33 years before retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of several other companies, including CapitaLand Limited, StarHub Ltd, DBS Bank Ltd and DBS Group Holdings Ltd. His other appointments include serving as Chairman of the Singapore Health Services Pte Ltd, and board member of S. Rajaratnam School of International Studies and Defence Science and Technology Agency. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
R. Douglas Norby
Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC, Inc. prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., Nexx Systems, Inc., Invensense, Inc. and MagnaChip Semiconductor Corporation and serves as the Chairman of each of such companies’ audit committee. Mr. Norby also serves as a board advisor to Nanosolar, Inc., a private company. He received his Bachelor of Arts in Economics from Harvard University and Master of Business Administration from Harvard Business School.
Teng Cheong Kwee
Mr. Teng Cheong Kwee has been a member of our Board of Directors since October 2006. He was previously a member of our Board of Directors from January 2001 to August 2004 and was appointed as a member and the Chairman of our Audit Committee in January 2001 and January 2003, respectively. Mr. Teng was the head of Risk Management & Regulatory Division of the Singapore Exchange Limited and has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore. Mr. Teng has more than 20 years of experience in the finance industry. He is also a non-executive Director of several other companies listed on the SGX-ST. Mr. Teng received his Bachelor of Engineering (Industrial) (First Class Honors) and Bachelor of Commerce from the University of Newcastle in Australia.

Tokumasa Yasui
Mr. Tokumasa Yasui has been a member of our Board of Directors since January 2007. Mr. Yasui was an Advisor and Special Advisor to the President of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., which is a joint venture between Hitachi Ltd. and Mitsubishi Ltd, from September 2007 to December 2008 and September 2006 to August 2007, respectively. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc. which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.
Rohit Sipahimalani
Mr. Rohit Sipahimalani has been a member of our Board of Directors since April 2009. He is currently a Managing Director, Investment at Temasek. Prior to joining Temasek in 2008, Mr. Sipahimalani was with Morgan Stanley for over 11 years, most recently serving as Managing Director, Head of South East Asia, Investment Banking. Mr. Sipahimalani joined Morgan Stanley in 1997 after spending three years with McKinsey & Co. Inc., where he was an Engagement Manager in their Mumbai office. Prior to that, he was at Citibank N.A. from 1989 to 1994. He received his Bachelor of Arts (Honors) in Economics from St. Stephen’s College, Delhi University and Masters of Business Administration from Indian Institute of Management, Ahmedabad, in India.

SENIOR MANAGEMENT
Wan Choong Hoe
Mr. Wan Choong Hoe joined us as our Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (“National Semiconductor”), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore, and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd., and from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.
Han Byung Joon
Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with IBM Corporation (“IBM”) and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies which have been patented. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York in 1988. Dr. Han attended the Harvard Business School’s Executive Advanced Management Program in 2008.
Hal Lasky
Mr. Hal Lasky joined us as our Chief Sales Officer in March 2008. Prior to joining us, he spent 24 years at IBM where he held a number of key leadership positions, most recently as Vice President of Worldwide Semiconductor Sales for IBM’s Microelectronics group with responsibility for worldwide semiconductor revenue, sales strategy and strategic relationships with clients in the consumer, communications and information technology markets. Prior to that, he held various senior management positions in IBM’s Systems and Technology Group, Microelectronics Business Line and Interconnect Products Business Line. Mr. Lasky holds a Bachelor of Science degree in Ceramic Engineering from Rutgers University and a Master’s degree in Materials Science and Engineering from Columbia University. He is also a graduate of the IBM Client Executive Program at Harvard Business School.
John Lau Tai Chong
Mr. John Lau Tai Chong joined us as our Chief Financial Officer in October 2007. Prior to joining us, he was Chief Financial Officer at Abacus International Pte Ltd with overall responsibility for spearheading strategic and financial planning, management and statutory reporting, controllership, tax planning, treasury and risk management, legal, mergers and acquisitions, strategic investments and strategic operations of Abacus International Pte Ltd and its subsidiaries. Prior to that, Mr. Lau was Vice President, Finance for Praxair Asia Inc. and held various senior management positions with Sembawang Corporation Ltd. Mr. Lau graduated with a Bachelor of Accountancy from National University of Singapore. He also holds a Master of Business Administration from Golden Gate University in San Francisco, California.
Janet T. Taylor
Ms. Janet T. Taylor joined us as our General Counsel in June 2005. Prior to joining our Company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb, Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts (History) from the University of Texas and a Bachelor of Business Administration (Accounting) from Sam Houston State University.

MANAGEMENT DISCUSSION AND ANALYSIS
The following discussion of our business, financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC and elsewhere in this Annual Report. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2009 ended on March 29, June 28, September 27, respectively, and our fourth quarter and fiscal year 2009 ended on December 27. Our first three quarters of 2008 ended on March 30, June 29, and September 28, respectively, and our fourth quarter and fiscal year 2008 ended on December 28. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
Overview
We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer and industrial markets.
Global Market Conditions
The United States and other countries have experienced difficult economic conditions, including unprecedented financial market disruption. The current downturn in the global economy and the semiconductor markets that accelerated during the second half of 2008 and continued well into 2009 have adversely affected, and we expect will continue to affect, demand for our products and services. The uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. Despite the recent improvement in the global economic conditions, the uncertainty in global economic conditions remains and there can be no assurance that global economic conditions will continue to improve. A sustained global economic slowdown and downturn in the semiconductor industry would have a material adverse effect on our results of operations, cash flow, financial position and/or prospects.
Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain financing for our operations or investments.
Proposed Capital Reduction Exercise and Cash Distribution
In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, we announced that we would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting and the repayment of certain outstanding debt as given the economic environment at that time, we were not able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.

Temasek’s Subsidiary, STSPL’s, Tender Offer
In March 2007, Singapore Technologies Semiconductors Pte Ltd (STSPL), a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash tender offer for our ordinary shares and ADSs that STSPL did not already own. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). The tender offer also included an offer by STSPL for our outstanding $115.0 million aggregate principal amount of our zero coupon convertible notes and $150.0 million aggregate principal amount of our 2.5% convertible notes. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans.
In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and $134.5 million aggregate principal amount of our 2.5% convertible notes. The balance $15.5 million outstanding principal amount of our 2.5% convertible notes were converted into ADSs in May 2007.
As of February 1, 2010, Temasek through STSPL, beneficially owned 1,845.7 million ordinary shares, representing approximately 83.8% of our Company’s ordinary shares following STSPL’s conversion of its entire $134.5 million of our 2.5% convertible notes into 145.1 million ordinary shares on May 22, 2008.
In 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.
Changes in share ownership by shareholder may result in a limitation on the amount of the net operating losses and unutilized capital allowances that are available as carryforwards for use by us. We reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to our ability to carryforward certain Singapore tax losses and capital allowances for offset against our future taxable profits in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions. Concurrently, approximately $311.6 million of such tax losses and capital allowance carry forwards continued to be made available to our Company’s operations in Singapore.

Results of Operations and Selected Data

	Year Ended
	December 30, 2007		December 28, 2008		December 27, 2009
	(In millions, except for ratio)
		% of net revenues		% of net revenues		% of net revenues
Net revenues	$1,651.6	100.0	$1,658.2	100.0	$1,325.7	100.0
Cost of revenues	(1,330.3)	(80.5)	(1,383.8)	(83.5)	(1,117.3)	84.3

Gross profit	321.3	19.5	274.4	16.5	208.4	15.7

Operating expenses:
Selling, general and administrative	112.6	6.8	118.3	7.1	95.5	7.2
Research and development	34.9	2.1	37.8	2.3	43.4	3.3
Restructuring charges	1.0	0.1	19.8	1.2	16.1	1.2
Equipment impairment	—	—	21.1	1.2	—	—
Accelerated share-based compensation	—	—	1.6	0.1	—	—
Tender offer expenses	10.9	0.7	—	—	—	—
Held for sale asset impairment	1.7	0.1	—	—	—	—

Total operating expenses	161.1	9.8	198.6	11.9	155.0	11.7

Operating income	160.2	9.7	75.8	4.6	53.4	4.0
Other income (expense), net:
Interest income (expense), net	(33.2)	(2.0)	(30.3)	(1.8)	(28.9)	(2.2)
Foreign currency exchange gain (loss)	2.5	0.1	5.2	0.3	(6.5)	(0.5)
Equity income (loss) from investment in equity investee	0.0	0.0	(1.4)	(0.1)	(1.3)	(0.1)
Other non-operating income (expense), net	(0.4)	(0.0)	0.0	0.0	(2.0)	(0.2)

Total other expenses, net	(31.1)	(1.9)	(26.5)	(1.6)	(38.7)	(3.0)

Income before income taxes	129.1	7.8	49.3	3.0	14.7	1.0
Income tax expense	(29.6)	(1.8)	(19.2)	(1.1)	(3.7)	(0.3)

Net Income	99.5	6.0	30.1	1.9	11.0	0.7
Less: Net income attributable to the noncontrolling interest	(5.8)	(0.3)	(4.4)	(0.3)	(0.9)	(0.1)

Net income attributable to STATS ChipPAC Ltd.	$93.7	5.7	$25.7	1.6	$10.1	0.6

Year Ended December 27, 2009 compared to Year Ended December 28, 2008
Net Revenues
We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were $1,325.7 million in 2009, a decrease of 20.0% compared to $1,658.2 million in 2008. The decrease in net revenues in 2009 compared to 2008 was primarily due to lower demand for our services as a result of the global economic downturn.
In 2009, unit volumes of our total packaging were 14.6% lower compared to 2008. Average selling prices declined by 14.8% in 2009 due to product mix changes and price decreases. These resulted in a decrease in our packaging revenues in 2009 by 21.7% to $967.8 million, compared to $1,236.0 million in 2008. Revenues from test and other services in 2009 decreased 15.2% to $357.9 million, compared to $422.2 million in 2008.
In 2009, revenue contribution from the communications market decreased 1.7% over 2008 to $663.8 million, and represented 50.1% of our revenues in 2009. Revenue contribution from consumer, multi-applications and other markets in 2009 increased 1.3% compared to 2008 to $437.5 million, and represented 33.0% of our revenues in 2009. Revenue contribution from the PC market in 2009 increased 0.3% to $224.4 million, over 2008, and represented 16.9% of our revenues in 2009. We expect to continue to depend on the communications, consumer and multi-applications, and PC markets for substantially all of our net revenues.
Gross Profit
Gross profit in 2009 was $208.4 million, a decrease of $66.0 million compared to $274.4 million in 2008. Gross profit as a percentage of revenues was 15.7% in 2009, compared to 16.5% in 2008. In 2009, gross profit decreased primarily due to lower revenue, partially offset by a reduction in workforce, and mandatory facility shutdowns and vacations. Overall equipment utilization was approximately 52% in 2009 compared to 64% in 2008. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate and gold prices which affected our cost of materials.

Selling, General and Administrative
Selling, general and administrative expenses were $95.5 million in 2009, a decrease of 19.3% compared to $118.3 million in 2008. The decrease in selling, general and administrative expenses in 2009 was primarily due to a reduction in workforce, longer mandatory shutdowns and vacations, and our continued cost reduction exercise. The selling, general and administrative expenses for 2009 included a charge for litigation settlement. As a percentage of revenues, selling, general and administrative expenses were 7.2% in 2009 compared to 7.1% in 2008.
Research and Development
Research and development expenses were $43.4 million in 2009 compared to $37.8 million in 2008. The increase in research and development expenses in 2009 was primarily due to an increase in research and development activities in advanced packaging, partially offset by a reduction in workforce, and longer mandatory shutdowns and vacations. As a percentage of revenues, research and development expenses were 3.3% in 2009, compared to 2.3% in 2008.
Restructuring Charges
In 2009, we recorded severance and related charges of $16.1 million in connection with our restructuring plan involving the reduction of approximately 620 employees, representing approximately 5% of our global workforce.
In 2008, we recorded restructuring charges of $19.8 million in 2008. The restructuring charges in 2008 consisted of severance and related charges of $6.0 million in connection with our reduction of our workforce by 335 employees in the nine months ended September 28, 2008 and a further severance and related charges of $13.8 million in connection with our restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of our global workforce, which we announced in December 2008.
We implemented the restructuring plan to reduce our operating costs in response to the severe operating environment during those periods and to realign our organization’s structure and efficiency.
Equipment Impairment
In 2008, we recorded an impairment charge of $21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment. The $21.1 million equipment impairment was taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced anticipated future usage of such equipment. We did not record any equipment impairment charge in 2009.
Accelerated Share-based Compensation
No accelerated share-based compensation expense was incurred in 2009. The STATS ChipPAC Ltd. Performance Share Plan compensation expense was terminated in 2008. As a result, we recorded $1.6 million of accelerated share-based compensation expense in 2008.
Net Interest Income (Expense)
Net interest expense was $28.9 million in 2009, compared to $30.3 million in 2008. Interest income was $2.2 million in 2009, compared to $5.7 million in 2008. The decrease in interest income in 2009 was primarily due to lower interest rates in 2009 compared to 2008.
Interest expense was $31.1 million in 2009, compared to $36.0 million in 2008. The decrease in interest expense was primarily due to our repurchase and redemption of our zero coupon Convertibles Notes due 2008, the conversion of $134.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008 into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL, in May 2008, the repayment of $30.0 million of our 6.0% promissory notes to LSI in October 2008 and 2009, and the repurchase of $2.0 million of our 6.75% Senior Notes due 2011 in March 2009. Total outstanding interest-bearing debt was $458.0 million and $473.5 million as of December 27, 2009 and December 29, 2008, respectively.
Foreign Currency Exchange Gain (Loss)
Net foreign currency exchange loss was $6.5 million in 2009, compared to net foreign currency exchange gain of $5.2 million in 2008. These non-cash gains and losses were due primarily to the fluctuations during 2009 compared to 2008, respectively, between the exchange rate of the U.S. dollar and the South Korean Won, the Singapore dollar, the Malaysian Ringgit, the Chinese Renminbi and the Thai Baht.

Other Non-Operating Income (Expense), Net
Net other non-operating expense was $2.0 million in 2009, compared to net other non-operating income of $0.03 million in 2008. The non-operating expense in 2009 was primarily due to the expenses related to our aborted capital reduction and debt financing in 2008.
Income Tax Expense
Our consolidated income tax expense was $3.7 million in 2009, compared to $19.2 million in 2008, based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
The $3.7 million tax expense included tax benefit adjustments to the effective tax rate related to $0.4 million of liability for unrecognized tax benefits for uncertain tax positions for 2009, compared to tax expense adjustments of $8.6 million for 2008. The reduction in liability for unrecognized tax benefits for uncertain tax positions for 2009 includes a $3.1 million tax benefit following the completion and settlement of the South Korean NTS’ examination through a MAP in September 2009.
We recognize interest and penalties related to the unrecognized tax benefit in income tax expense. As of December 27, 2009, we do not have any accrued interest and penalties.
Year Ended December 28, 2008 Compared to Year Ended December 30, 2007
Net Revenues
Net revenues were $1,658.2 million in 2008, an increase of 0.4% compared to $1,651.6 million in 2007. The net revenues increase in 2008 was primarily due to increased packaging revenue from contribution from our factory in Pathumthani, Thailand, which we acquired in October 2007.
Our packaging revenues in 2008 increased 0.2% to $1,236.0 million, compared to 2007. Unit volumes of our total packaging in 2008 were 1.0% lower compared to 2007 and resulted in $12.5 million decrease in packaging revenues. Average selling prices per pin for packaging services in 2008 increased 1.2%, compared to 2007 due to favorable changes in product mix and contributed to an increase of $15.0 million in revenue. Revenues from test and other services in 2008 increased 1.0% to $422.2 million, compared to 2007.
In 2008, revenue contribution from the communications market decreased 0.7% over 2007 to $858.5 million and represented 51.8% of our revenues in 2008, compared to 52.5% of our net revenues in 2007. Revenue contribution from consumer, multi-applications and other markets in 2008 decreased 0.4% to $524.3 million and represented 31.6% of our net revenues in 2008 compared to 32% of our net revenues in 2007. Revenue contribution from the PC market in 2008 increased 1.1% to $275.4 million and represented 16.6% of our net revenues in 2008 compared to 15.5% of our net revenues in 2007. We expect to continue to depend on the communications, consumer and multi-applications, and PC markets for substantially all of our net revenues.
Gross Profit
Gross profit in 2008 was $274.4 million, a decrease of $46.9 million compared to $321.3 million in 2007. Gross profit as a percentage of net revenues was 16.5% in 2008, compared to 19.5% in 2007. In 2008, gross margin decreased primarily due to lower equipment utilization and higher material cost. Overall equipment utilization was approximately 64% in 2008 compared to approximately 75% in 2007. Gross profit in 2008 included share-based compensation expense of $0.9 million in 2008 compared to $4.8 million in 2007, which reduced the gross margin by 0.1% in 2008. We experienced higher cost in 2008 compared to 2007 as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar, particularly in the nine months ended September 28, 2008.
Selling, General and Administrative
Selling, general and administrative expenses were $118.3 million in 2008, an increase of 5.1% compared to $112.6 million in 2007. As a percentage of net revenues, selling, general and administrative expenses was 7.1% in 2008 compared to 6.8% in 2007. The increase in selling, general and administrative expenses in 2008 was primarily due to our acquisition of our factory in Pathumthani, Thailand in October 2007 and the Asian currencies appreciation against the U.S. dollar, particularly in the nine months ended September 28, 2008, partially offset by lower share-based compensation expense. In 2008, share-based compensation expense under SFAS 123(R) was $0.9 million, compared to $3.1 million in 2007.

Research and Development
Research and development expenses were $37.8 million in 2008, an increase of $2.9 million, compared to $34.9 million in 2007. Research and development expenses increased primarily due to the establishment of a facility for the research and development of advanced wafer integration technology in May 2007. As a percentage of net revenues, research and development expenses were 2.3% in 2008, compared to 2.1% in 2007.
Restructuring Charges
We recorded restructuring charges of $19.8 million in 2008, compared to $1.0 million in 2007. The restructuring expenses in 2008 consisted of severance and related charges of $6.0 million in connection with our reduction of our workforce by 335 employees in the nine months ended September 28, 2008 and a further severance and related charges of $13.8 million in connection with our restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of our global workforce, which we announced in December 2008. We implemented the restructuring plan to aggressively reduce our operating costs in response to the severe operating environment. The workforce reduction was completed in the first quarter of 2009.
In 2007, certain restructuring plans were executed to reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 143 employees, related to the restructuring. Severance and related charges of $1.0 million were incurred and expensed in 2007.
Equipment Impairment
In 2008, we recorded an impairment charge of $21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment. The $21.1 million equipment impairment was taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment.
We did not recorded any impairment charge in 2007 from our ongoing assessment of property, plant and equipment in connection with demand and anticipated future usage.
Accelerated Share-based Compensation
The STATS ChipPAC Ltd. Performance Share Plan was terminated in 2008. As a result, we recorded $1.6 million of accelerated share-based compensation expense in 2008. No accelerated share-based compensation expense was incurred in 2007.
Tender Offer Expenses
In 2007, we incurred $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer from STSPL, a wholly-owned subsidiary of Temasek. No tender offer expenses were incurred in 2008.
Held for Sale Asset Impairment
In 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test assets related to our discrete power business. No held for sale asset impairment was made in 2008.
Net Interest Income (Expense)
Net interest expense was $30.3 million in 2008, compared to $33.2 million in 2007. Interest income was $5.7 million in 2008, compared to $7.3 million in 2007. The decrease in interest income in 2008 was primarily due to lower interest rates, partially offset by higher cash balances in 2008 compared to 2007.
Interest expense was $36.0 million in 2008, compared to $40.5 million in 2007. The decrease in interest expense was primarily due to our redemption of $115.0 million aggregate principal amount of our zero coupon notes from November 2007 through June 2008, the conversion of $134.5 million aggregate principal amount of our 2.5% convertible notes into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL, and decreases in short-term and long-term debts in Thailand, Taiwan and South Korea, in the aggregate of $191.1 million. Total outstanding interest-bearing debt was $473.5 million and $664.6 million as of December 28, 2008 and December 30, 2007, respectively.

Foreign Currency Exchange Gain (Loss)
Net foreign currency exchange gain was $5.2 million in 2008, compared to $2.5 million in 2007. These cash and non-cash gains were due primarily to the fluctuations in 2008 compared to the same periods in 2007 between the exchange rates of the U.S. dollar and the Singapore dollar, the South Korean Won, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
Net other non-operating income was $0.03 million in 2008 compared to net other non-operating expense of $0.4 million in 2007.
Income Tax Expense
We record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax asset would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination is made. In 2008, we increased valuation allowance on our deferred tax assets by $25.4 million. Our consolidated income tax expense was $19.2 million in 2008, compared to $29.6 million in 2007 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
Liquidity and Capital Resources
Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As of December 27, 2009, we had cash, cash equivalents and marketable securities of $368.1 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $174.5 million, of which $91.5 million was utilized as of December 27, 2009. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our debt service repayment obligations for 2010 include our obligation to redeem the outstanding $150.0 million aggregate principal amount of our 7.50% senior notes due in July 2010. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. Depending on business conditions, we expect our capital expenditures to be approximately $200 million in 2010. We spent $159.2 million on capital expenditures in 2009, compared to $239.0 million in 2008. Our capital expenditure in 2009 was lower than 2008 due to lower demand for our services as a result of the global economic downturn.
In September 2009, STATS ChipPAC Korea Ltd. obtained a short term loan facility from DBS Bank Ltd with a credit limit of $25.0 million. No drawdown has been made from this facility as of December 27, 2009.
In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of $15.0 million. As of December 27, 2009, $6.0 million was outstanding.
In March 2009, we repurchased $2.0 million aggregate principal amount of our $215.0 million 6.75% Senior Notes due 2011 for $1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. We have deposited the repurchased $2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, those senior notes have thereupon ceased to be outstanding or to accrue interest in our financial statements.
In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of the outstanding $134.5 million principal amount of our 2.5% convertible notes into 145.1 million of our ordinary shares.
In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.

Among other conditions, the proposed capital reduction was subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, we announced that we would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting as given the economic environment, we were not able to obtain debt financing to fund the proposed cash distribution and the repayment of certain outstanding debt on terms and conditions acceptable to us.
In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our working capital, including our cash and cash equivalents, and issued a promissory note bearing interest of 6.0% per annum for the balance $46.8 million purchase price, after taking into account a contractual net-off of $3.2 million of receivables from LSI. The promissory note is payable over four annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million commencing October 2, 2008. The first and second annual installment of $20.0 million and $10.0 million were paid to LSI in 2008 and 2009, respectively. As of December 27, 2009, the amount payable to LSI under the promissory note was $16.8 million.
At the annual general meeting in April 2009, our shareholders approved the amendments to, and renewal of, our share purchase mandate, authorizing the repurchase of up to 55 million ordinary shares (2.5% of the issued ordinary shares in the capital of our Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of December 27, 2009, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares. We do not intend to seek renewal of the shareholders’ mandate in our next annual general meeting to be held in April 2010.
We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations for 2010. Our debt service repayment obligations for 2010 include our obligation to redeem the outstanding $150.0 million aggregate principal amount of our 7.50% senior notes due in July 2010. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing. We may also from time to time seek to refinance our outstanding debt, or retire or purchase our outstanding debt through cash purchases and/or exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
Under the global market conditions as discussed above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the current market conditions persist or further deteriorate, there can be no assurance that demand for our services will not be adversely affected, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or the semiconductor industry or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.

Total Borrowings
As of December 27, 2009, our total debt outstanding consisted of $458.0 million of borrowings, which included $150.0 million of our 7.5% Senior Notes due 2010, $213.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings.
In September 2009, STATS ChipPAC Korea Ltd. obtained a $25.0 million short term loan facility with DBS Bank Ltd. No draw down has been made from this facility as of December 27, 2009.
In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of $15.0 million. As of December 27, 2009, $6.0 million of loan under this credit facility was outstanding over two loan tranches of $3.0 million each. The principal of the two loan tranches of $3.0 million each is payable at maturity in June 2010. Interest on the two loan tranches of $3.0 million each is payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.
In March 2009, we repurchased $2.0 million aggregate principal amount of our 6.75% Senior Notes due 2011 for $1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. As a result, we recognized a gain on repurchase of senior notes of $0.3 million in the first quarter of 2009.
In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of our outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares of the Company.
In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal of our zero coupon Convertible Notes for $14.7 million (including accrued yield-to-maturity interest) and $2.9 million (including accrued yield-to-maturity interest), respectively. We financed the repurchases with our cash and cash equivalents. In September 2008, we redeemed the remaining $3.7 million principal amount, representing 3.2% of the original principal amount, of our zero coupon Convertible Notes. We paid an aggregate consideration of $4.5 million (including accrued yield-to-maturity interest) and financed the redemption with cash in hand.
In October 2007, we issued a promissory note carrying interest, payable annually, of 6.0% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3.2 million amounted to $16.8 million as of December 27, 2009. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first and second annual installment of $20.0 million and $10.0 million, were paid to LSI in 2008 and 2009, respectively. As of December 27, 2009, the amount payable to LSI under the promissory note was $16.8 million.
STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank with a credit limit of $25.0 million. In 2006, STATS ChipPAC Korea Ltd. borrowed $12.0 million under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3.6 million under this facility. The limit under these lines of credit was decreased to $6.6 million in February 2009. Interest was payable on a monthly basis. The principal on the $12.0 million loan was repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan was repayable at maturity in June 2009. In June 2009, STATS ChipPAC Korea Ltd. rolled forward the remaining principal amount outstanding under the $12.0 million loan and the $3.6 million loan, aggregating $5.1 million, as a loan under one facility with a credit limit of $5.1 million. The interest on this $5.1 million line of credit was payable on a monthly basis. The principal was repayable at maturity in June 2010 but STATS ChipPAC Korea Ltd. fully prepaid the loan in September 2009 and the facility was terminated.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $112.4 million based on exchange rate as of February 1, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan draw downs must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. As of December 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21.9 million based on exchange rate as of February 1, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately $18.7 million based on exchange rate as of February 1, 2010) loan with new credit facilities of NT$873.0 million (approximately $27.3 million as of February 1, 2010) obtained from various bank and financial institutions. As of December 27, 2009, $19.3 million of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.73% to 1.96% per annum and maturities ranging from May 2011 to May 2012. As of December 27, 2009, $4.6 million of loan under these credit facilities were classified as short-term liabilities due to the expectation of early repayment of certain of these credit facilities.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately $9.4 million as of February 1, 2010) credit facility from Mega Bank of which $2.9 million borrowings was outstanding as of December 27, 2009. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of $6.4 million as of December 27, 2009.
We have a line of credit from Bank of America with a credit limit of $50.0 million, of which $50.0 million was outstanding as of December 27, 2009 over two loan tranches of $25.0 million each. The principal of and interest on the two loan tranches of $25.0 million each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. We have the option to roll-forward the principal at maturity for a period of one, two, three, or six months. We rolled forward the loan tranche due to mature in February 2010 for a period of two months.
At December 27, 2009, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $36.4 million with financial institutions.
Cash Flow Information

	Year Ended
	December 30, 2007	December 28, 2008	December 27, 2009
		(In millions)
Net cash provided by operating activities	$411.5	$419.5	$174.9
Net cash used in investing activities	(299.1)	(283.7)	(164.5)
Net cash used in financing activities	$(70.5)	$(53.5)	$(17.5)
Cash Flows From Operating Activities
In 2009, cash provided by operations was $174.9 million compared to $419.5 million in 2008. Cash provided by operations is calculated by adjusting our net (loss) income by non-cash related items such as depreciation and amortization, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, net income attributable to noncontrolling interest, share of equity income and by changes in assets and liabilities. In 2009, non-cash related items included $268.3 million related to depreciation and amortization (including amortization of capitalized debt issuance costs), $1.7 million from deferred taxes, $1.3 million equity loss from equity investment, $1.2 million losses from the sale of equipment, $0.3 million gains from repurchase of senior notes, $1.0 million from foreign currency exchange losses, $1.0 million from net gain attributable to the noncontrolling interest of one of our subsidiaries, and $0.5 million related to share-based compensation expense.
Working capital uses of cash in 2009 included increases in accounts receivables, inventories and other receivables, prepaid expenses and other assets and decreases in accounts payable, accrued operating expense and other payables and amount due to affiliates. Working capital source of cash in 2009 included a decrease in the amount due from affiliates. Accounts receivables as of December 27, 2009 were higher compared to December 28, 2008 due to higher revenue. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 28, 2008 primarily due to the timing of our purchases.
In 2008, cash provided by operations was $419.5 million compared to $411.5 million in 2007. Cash provided by operations is calculated by adjusting our net income by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, impairment of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, minority interest, share of equity income and by changes in assets and liabilities. In 2008, non-cash related items included $286.4 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $21.1 million of equipment impairment charges, $5.5 million from deferred taxes, $4.4 million from the non-controlling interest in income of one of our subsidiaries, $3.6 million related to share-based compensation expense, $1.6 million from foreign currency exchange gains, $1.4 million equity loss from equity investment, $1.1 million loss from the sale of equipment and $0.1 million from the accretion of discount on certain of our convertible notes.
Working capital uses of cash in 2008 included decreases in accounts payables, accrued operating expense and other payables, and amount due to affiliates and increases in amount due from affiliates, and other receivables, prepaid expenses and other assets. Working capital source of cash in 2008 included decreases in accounts receivable and inventories. Inventories as of December 28, 2008 were lower as compared to December 30, 2007. Accounts receivables were lower compared to December 30, 2007 mainly due to faster collections. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 30, 2007 primarily due to timing of our purchases.
Cash Flows From Investing Activities
In 2009, cash used in investing activities was $164.5 million compared to $283.7 million, in 2008. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases of $140.8 million, in 2009 compared to $278.9 million in 2008. Our capital expenditure in 2009 was lower than 2008 due to lower demand for services as a result of the global economic downturn. In 2009, we received $0.6 million, compared to $19.1 million in 2008, of proceeds from sale of assets held for sale. In 2009, we invested $5.0 million, compared to $12.9 million in 2008, in the acquisition of software, licenses and other intangible assets. In 2009, we purchased marketable securities of $67.6 million, compared to $93.1 million in 2008. In 2009, we received proceeds from the sale and maturity of our marketable securities of $47.4 million compared to $79.9 million in 2008.
In 2008, cash used in investing activities was $283.7 million compared to $299.1 million in 2007. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $278.9 million in 2008 compared to $232.3 million in 2007. We increased our capital expenditure in 2008 compared to 2007 primarily to meet the demand from our customers and support growth strategy such as the new wafer bump line investment in the third quarter of 2008. In 2008, we received $19.1 million from the proceeds from sale of assets held for sale. In 2008 and 2007, we invested $12.9 million and $6.8 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2008 and 2007, we purchased marketable securities of $93.1 million and $27.5 million, respectively. In 2008 and 2007, we received proceeds from the sale and maturity of our marketable securities of $79.9 million and $43.3 million, respectively.
Cash Flows From Financing Activities
In 2009, cash used in financing activities was $17.5 million, compared to $53.5 million in 2008. In 2009, $29.8 million of borrowings were made and $43.7 million of our debt and borrowings were repaid. In 2008, $4.7 million of borrowings were made and $38.9 million of our debt and borrowings were repaid. In 2009, we repurchased $2.0 million aggregate principal amount of our $215.0 million 6.75% Senior Notes due 2011 (excluding interest) at an aggregate consideration of $1.7 million. In 2009, we did not issue any new ordinary shares through our share plans compared to $6.2 million in 2008.
In 2008, cash used in financing activities was $53.5 million compared to $70.5 million in 2007. In 2008, $4.7 million borrowings were made and $38.9 million of our borrowings and debts was repaid compared to $82.9 million and $177.1 million in 2007, respectively. In 2008, we repurchased $18.6 million aggregate principal amount of our zero coupon convertible notes (including accretion of discount on convertible notes and interest) at an aggregate consideration of $22.1 million. In 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) at an aggregate consideration of $36.8 million. We made $3.7 million of capital lease payments in 2007. In 2008 and 2007, we reduced our restricted cash by $0.6 million and increased our restricted cash by $0.6 million, respectively. In 2008 and 2007, we received $6.2 million and $19.9 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in 2008 and 2007 were 9.7 million and 27.8 million, respectively, which excluded the issuance of 145.1 million ordinary shares from the conversion of $134.5 million aggregate principal of our 2.5% convertible notes in May 2008.
Off-Balance Sheet Arrangements
We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, and purchase obligations. Our total off-balance sheet obligations were approximately $235.7 million as of December 27, 2009.
Contractual Obligations
Our total commitments on our loans, operating leases, other obligations and other agreements as of December 27, 2009 were as follows. We had no capital lease obligations as of December 27, 2009.

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In millions)
On balance sheet commitments:
7.5% senior notes due 2010 (1)	$150.0	$—	$—	$—	$150.0
6.75% senior notes due 2011 (1)	—	213.0	—	—	213.0
6% promissory note (1)	10.0	6.8	—	—	16.8
Long-term loans (1)	8.8	13.4	—	—	22.2
Short-term loans (1)	56.0	—	—	—	56.0
Retirement benefits	0.5	1.3	1.7	6.1	9.6
Other non-current liabilities (2)	—	—	—	—	—

Total on balance sheet commitments	$225.3	$234.5	$1.7	$6.1	$467.6

Off-balance sheet commitments:
Operating leases	$17.0	$20.1	$14.3	$18.6	$70.0
Royalty/licensing agreements	9.4	18.3	17.5	0.2	45.4
Purchase obligations:
— Capital commitments	78.9	—	—	—	78.9
— Inventory purchase commitments	41.4	—	—	—	41.4

Total off-balance sheet commitments	$146.7	$38.4	$31.8	$18.8	$235.7

Total commitments	$372.0	$272.9	$33.5	$24.8	$703.3

Notes:

(1)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, and 1-3 years amount to $27.4 million and $15.1 million, respectively.

(2)	Our other non-current liabilities as of December 27, 2009 were $59.3 million, including $9.2 million related to retirement and severance benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is $2.0 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.

Critical Accounting Policies
We believe the following accounting policies are critical to our business operations and the understanding of our results of operations. Our preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. If actual results differ significantly from the estimates and assumptions, there could be a material adverse effect on our financial statements.
Revenue Recognition, Allowance For Doubtful Debts, Trade Discounts and Allowances and Sales Returns
We derive revenue primarily from wafer probe and bumping, packaging and testing of semiconductor ICs. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.
Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer.
We generally do not take ownership of customer supplied semiconductors as these materials are sent to us on a consignment basis. Accordingly, the value of the customer supplied materials is neither reflected in revenue nor in cost of revenue.
We are subject to credit risk of our customers and we make estimates of the collectibility of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowance when there is doubt as to the collectibility of individual accounts. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, its current creditworthiness and current economic trends. We mitigate our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures but these methods cannot eliminate all potential credit risk losses. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate. Our actual uncollectible accounts have not historically been significantly different from our estimates.
Similarly, we make estimates of potential sales returns and discounts which we allow for volume purchases and early payments as a deduction from gross revenue based on our historical experience and expectations of our customers’ ultimate purchase levels and payment timing. Actual revenues may differ from our estimates if future customer purchases or payment timing differ from our estimates, which may happen as a result of changes in general economic conditions, market demand for our customers’ products, or desire by our customers’ interest in achieving payment timing discounts. Our actual returns and discounts have not historically been significantly different from our estimates.
Valuation of Inventory
The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that are not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand from our customers within specific time horizons, generally six months or less. The estimates of future demand that we use in the valuation of inventories are the forecasts provided by our customers. If our inventory for specific customer forecast is greater than actual demand, we may be required to record additional inventory reserves, which would have a negative impact on our gross margin.
Our inventories are stated at the lower of cost, determined on the weighted average basis, and market value, as estimated by us. Cost is generally computed on a standard cost basis, based on normal capacity utilization, with unrecoverable costs arising from underutilization of capacity expensed when incurred.

Depreciation and Amortization
Our operations are capital intensive and we have significant investment in testing and packaging equipment. We depreciate our property, plant and equipment based on our estimate of the period that we expect to derive economic benefits from their use. Our estimates of economic useful lives are set based on historical experience, future expectations and the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of our equipment and machinery. However, business conditions, underlying technology and customers’ requirements may change in the future which could cause a change in the useful lives. Any change in useful lives could have a significant effect on our future operating results.
We believe that our principal competitors depreciate their packaging assets over periods of six to eight years.
Valuation of Property, Plant and Equipment
We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Management judgment is critical in assessing whether events have occurred that may impact the carrying value of property, plant and equipment.
Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated from the asset. If the carrying amount of the asset exceeds the future undiscounted net cash flows, such assets are considered to be impaired and an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. In determining the fair value of equipment and machinery, we consider offers to purchase such equipment and expected future discounted cash flows. Due to the nature of our business, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our equipment and machinery. Generally, we consider consecutive quarterly utilization rate declines or projected utilization deterioration as principal factors for our impairment review. Consequently, additional impairment charges may be necessary in the future and this could have a significant negative impact on our future operating results.
In 2007, we recorded impairment charges of $1.7 million on the disposal of the packaging and test equipment related to discrete power packages to Mingxin. In 2008, we recorded equipment impairment charges of $21.1 million as a result of our Company’s ongoing assessment of property, plant and equipment for impairment. We did not record any equipment impairment charge in 2009.
Deferred Tax Asset and Uncertain Income Tax Positions
We record a deferred tax asset when we believe that it is more likely than not that the deferred tax asset will be realized. The deferred tax effects of the tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment are recognized because they are expected to be offset against future taxable income.
In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income based on our business plan and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the assessment will be made if it is more likely than not that the deferred tax assets will realized. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates. In the event that we are not able to realize the deferred tax assets, an adjustment to the deferred tax asset would be charged to income in the period such determination was made which would result in a reduction of our net income.

We account for uncertainty in income taxes by prescribing a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. We recognize liabilities for uncertain income tax positions based on our estimate of whether, and the extent to which, additional taxes will be required. We also report interest and penalties related to uncertain income tax positions as income taxes.
Valuation of Goodwill
We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine the fair value based on a weighting of income or market approaches, or combination of both. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.
Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
We performed an impairment review of the goodwill associated with the acquisition of ChipPAC, at the end of 2004, with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations in 2004. In 2007, 2008 and 2009, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
Contingencies
We are subject to claims and litigations, which arise in the normal course of business. These claims and litigations may include allegations of infringement of intellectual property rights of others, disputes over tax assessments, environmental liability, labor, products, as well as other claims of liabilities.
We assess the likelihood of an adverse judgment or outcome for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments impacting the probability of a loss, the estimate of such loss, and the probability of recovery of such loss from third parties.

Market Risks
We are exposed to financial market risks, including changes in currency exchange rates and interest rates. To mitigate the currency exchange risks, a substantial majority of our revenue, material and equipment supplies are transacted in U.S. dollars. We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are generally used to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading purposes.
Investment and Interest Rates
Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. As of December 27, 2009, our short-term and long-term debt obligations for the $213.0 million of 6.75% senior notes due 2011 and $150.0 million of 7.5% senior notes due 2010 bear fixed interest rate. The 6.75% senior notes due 2011 and 7.5% senior notes due 2010 bear interest of 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the South Korean Won, the Chinese Renminbi, the Thai Baht, the Malaysian Ringgit, the New Taiwan dollar and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won, Chinese Reminbi and Malaysia Ringgit reduce our exposure from future exchange rate fluctuations.
Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 27, 2009, we had a series of foreign currency forward contracts with total outstanding contract value of approximately $121.6 million to hedge against fluctuation in Singapore dollars, South Korean Won, Chinese Renminbi and Malaysian Ringgit. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.
We have performed sensitivity analyses as of December 28, 2008 and December 27, 2009 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 28, 2008 and December 27, 2009. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a foreign exchange loss of $0.4 million and $0.5 million as of December 28, 2008 and December 27, 2009, respectively.
Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(l), 4, 14, 15 and 24 to our audited consolidated financial statements, respectively.

Commodity Price
We purchase certain raw materials in the normal course of business, which are affected by commodity prices. Therefore, we are exposed to some price volatility related to various market conditions outside our control. However, we employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally these techniques include setting in advance the price for products to be delivered in the future. We do not generally make use of financial instruments to hedge commodity prices, partly because of the contract pricing utilized. While price volatility can occur, which would impact profit margins, there are generally alternative suppliers available.
Limitations
Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CORPORATE GOVERNANCE
Stats ChipPAC’s corporate governance principles are built on the core value of integrity, and reflect our commitment to protect and enhance shareholder value
The Board and management of the Company are committed to maintaining high standards of corporate governance and firmly believe that good corporate governance ensures shareholders’ interests are protected and enhances corporate performance and accountability. This report outlines the Company’s main corporate governance practices with reference to the Singapore Code of Corporate Governance 2005 (the “Code”).
1. Board Matters
— The Board’s Conduct of Affairs
The Board is responsible to shareholders for overseeing the management of the business in the interest of the Company. To this end, the Board relies on the integrity and due diligence of senior management, external auditors and advisors.
The Board provides leadership to the Company by overseeing and setting the Company’s corporate policies and overall corporate strategic plans as well as performance objectives. Key roles of the Board include:
•	overseeing and monitoring the Company’s business, operations and financial performance;

•	assessing and approving key operational activities, funding and investments initiatives, acquisition and divestments and other corporate actions;

•	reviewing and approving the annual budgets and strategic long term succession plans;

•	reviewing internal controls and policies to manage risk and implement corporate governance best practices; and

•	reviewing and approving nominees for appointment as directors and key management staff, including review of performance and remuneration package.
The Board has delegated some of its responsibilities to its Executive Committee, Audit Committee, Executive Resource and Compensation Committee and Nominating and Corporate Governance Committee.
The Company has established financial authorization and approval limits for operating and capital expenditure, and the acquisition and disposal of investments. Apart from matters that specifically require the Board’s approval, such as the issue of shares, dividend distributions and other return to shareholders, the Board approves transactions exceeding certain threshold limits while delegating authority for transactions below those limits to Board Committees and management so as to optimize operational efficiency.
A formal letter is sent to a director upon his appointment setting out his duties and responsibilities. A new director will also be briefed on the strategic direction and performance of the Company and its key subsidiaries.
The Board is routinely updated on the relevant laws, continuing listing obligations and accounting standards requiring compliance, and their implications for the Company.
The Board holds a minimum of four meetings each financial year, on a regular basis to coincide with the announcement of the Company’s quarterly results. Ad-hoc meetings are convened as and when necessary to deliberate on specific issues. To facilitate the Boards decision-making process, the Articles of Association of STATS ChipPAC provide for the directors to participate in Board meetings by teleconference or video-conference. The Chairman has a second or casting vote. Decisions of the Board and Board committees may also be obtained through circulation of a written resolution.
Every year, the Board holds a meeting to review the budget and business strategies of the Company and to review the long term succession plans of management.

The number of Board and Board committee meetings held and each director’s attendance in the financial year ended December 27, 2009 is set out below:

Meeting attendance in %
			Executive	Nominating and
			Resource and	Corporate
		Audit	Compensation	Governance	Executive
Type of Meetings	Board	Committee	Committee	Committee	Committee
Name of Directors	4 meetings	6 meetings	5 meetings	2 meetings	4 meetings
Charles R. Wofford	100		100	100	100
#Tan Lay Koon	100	83	100	100	100
R. Douglas Norby	100	100	100
Peter Seah Lim Huat	100		100	100
Teng Cheong Kwee	100	100		100	100
Tokumasa Yasui	100	100
*Rohit Sipahimalani	75				75
*Phoon Siew Heng	25				25

#	Tan Lay Koon, the executive director attends most of the committee meetings as an invited guest.

*	Phoon Siew Heng resigned as a director with effect from April 27, 2009 and Rohit Sipahimalani was appointed as a director with effect from April 27, 2009.
Minutes of the Board Committee meetings are made available to all Board members.
The Executive Committee (“EC”) must comprise at least three directors, the majority of whom must be independent. The EC is chaired by Mr. Charles R. Wofford and its other members in 2009 were Mr. Teng Cheong Kwee and Mr. Rohit Sipahimalani, who was appointed in April 2009 in place of Mr. Phoon Siew Heng.
The main objective of the EC is to enable the Board to delegate some of its powers and functions regarding the governing of STATS ChipPAC’s affairs and the affairs of its subsidiaries to the EC in order to facilitate timely decision-making processes within the limits of authority as determined by the Board. The EC also meets with the senior management to review STATS ChipPAC’s annual budget and financial performance.
— Board Composition and Guidance
The Board comprises seven directors. Four of the directors are considered by the Board to be independent directors under the Code and, with the exception of the executive director, Mr. Tan Lay Koon, who is also the President and Chief Executive Officer (“CEO”), all the directors are non-executive directors, including the Chairman, Mr. Charles R. Wofford. Each of the director’s profile is set out at the beginning of this Annual Report.
The majority of the Board is comprised of non-executive directors who are independent of management and independent in terms of judgment. The directors who were considered by the Board to be independent under the Code are Mr. Charles R. Wofford, Mr. R. Douglas Norby, Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui.
The Nominating and Corporate Governance Committee (“NC”) must comprise at least three directors, the majority of whom, including the chairman, must be independent. The NC is chaired by Mr. Charles R. Wofford and its other members in 2009 were Mr. Peter Seah and Mr. Teng Cheong Kwee.
The NC considers Mr. Charles R. Wofford to be an independent director under the Code notwithstanding the employment by STATS ChipPAC, Inc., a subsidiary of the Company, of his son in a non-executive position. The NC is of the view that Mr. Charles R. Wofford is able to exercise strong independent judgment in his deliberation in the interest of the Company.

The duties and responsibilities of the NC include the following:
—	the identification of suitable candidates for appointment to the Board, with a view to ensuring that the individuals comprising the Board can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance, considering such factors as the NC deems appropriate which may include factors such as personal and professional integrity and ethics, business experience or skills in technology, finance, international business, or other areas;

—	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

—	the selection of candidates to fill any vacancies on the Board;

—	the development and recommendation to the Board of a set of corporate governance guidelines and principles applicable to the Company (being our Code of Business Conduct and Ethics);

—	the oversight of the evaluation of the Board and its committees; and

—	the determination on an annual basis, the independence of the directors under the Code.
The independent, non-executive directors typically hold an executive session as part of the Board scheduled meetings, without the presence of management, to review and discuss the performance of management in meeting agreed goals and objectives including the review of CEO performance and succession.
— Chairman and Chief Executive Officer
The Board applies the principle of clear division of responsibilities at the top of STATS ChipPAC to ensure an appropriate balance of power and authority. The roles of the Chairman and the CEO are separate and there is a clear division of responsibilities between them. The Chairman and the CEO are not related to each other.
The Chairman leads and ensures effective and comprehensive board discussion on matters brought to the Board’s attention including strategic plans for the Company. The Chairman reviews and approves agendas for Board meetings in consultation with the CEO. He plays an important role in encouraging constructive relations between the Board and management and ensures that the directors receive accurate, timely and clear information from management as well as ensures effective communication with shareholders.
The CEO leads the daily operations of the business and executes on the Board’s decisions and guidance and is responsible for implementing the strategies and policies and the conduct of the Company’s business.
— Board Membership
The NC regularly reviews the balance and mix of expertise, skills and attributes of the directors to ensure that composition of the Board meets the business and governance needs of the Company. The NC identifies qualified nominees, reviews nominations and makes recommendations to the Board on all board appointments based on their qualification, knowledge, expertise, ability to devote sufficient time and attention to the Company, potential conflicts of interest, the composition and independence of the Board and the evolving needs of the Company. Newly-appointed directors by the Board are required to submit themselves for retirement and re-election at the next Annual General Meeting (the “AGM”) after their appointment.
Pursuant to the Articles of Association of the Company, at each AGM, one-third of the Board (who have been longest in the office since their last re-election or appointment) shall retire from office by rotation. No director can stay in office beyond three years without being re-elected. Under the Companies Act, directors who are more than 70 years of age also have to be re-elected at each AGM.
The NC reviews and assesses the independence of the directors on an annual basis. In assessing the independence of the directors, the NC examines the different relationships identified by the Code that might impair the director’s independence and objectivity.
The NC is chaired by Mr. Charles R. Wofford and its other members in 2009 were Mr. Peter Seah and Mr. Teng Cheong Kwee.

— Board Performance
The NC evaluates the Board’s performance as a whole on an annual basis. To provide feedback to aid in this assessment, each member of the NC will complete a questionnaire on the effectiveness of the Board as a whole. This questionnaire considers factors such as the size and composition of the Board, director’s access to information and Board processes. The NC is of the view that the financial indicators set out in the Code as guidance on the evaluation of the Board are not appropriate as they are more a measure of management’s performance and therefore less applicable to the directors.
The NC undertakes an informal assessment of the contribution of individual directors towards the Board based on the director’s level of contribution to Board meetings, attendance and other deliberations.
— Access to Information
To assist the Board in discharging its duties and fulfilling its responsibilities, management provides the Board with operation reports as well as financial statements with briefings on material aspects on a regular basis. Board and Board committee papers are sent to directors prior to each meeting so that the directors may study and better understand items to be discussed at the meetings.
The Board has independent and unrestricted access to management and the Corporate Secretary of the Company, the internal auditors and external auditors. Frequent interaction between management and the directors is encouraged.
Where necessary, the Board may exercise its discretion to seek independent and professional assistance at the cost of the Company.
2. Remuneration Matters
— Procedures for Developing Remuneration Policies, Level and Mix of Remuneration and Disclosure on Remuneration
The Executive Resource and Compensation Committee (“ERCC”) must comprise at least three directors, all non-executive, the majority of whom, including the chairman, must be independent. The ERCC is chaired by Mr. Charles R. Wofford and its other members for 2009 were Mr. Seah and Mr. Norby. The duties and responsibilities of the ERCC include the following:
—	consider, review, vary and approve the Company’s policy for determining executive remuneration including the remuneration policy with regard to senior management;

—	consider, review, vary (if necessary) and approve the entire specific remuneration framework and specific packages for senior management;

—	review and make recommendations to the Board the design of any option plans, stock plans and other equity-based plans;

—	review and make recommendations to the Board with regard to each award to the non-executive directors, the CEO and any other executive director and senior management under each equity based plan;

—	review and make recommendations to the Board with regard to each award as well as the total proposed awards under each equity based plan in accordance with the rules governing each such plan; and

—	approve the remuneration framework for the CEO and the non-executive directors (including but not limited to directors’ fees).
The ERCC takes into consideration the following when determining the remuneration packages of the directors, CEO and key executives:
(a) the respective performance of the Company and the individual.
(b) what is appropriate to attract and retain and motivate employees to ensure the Company has a committed and talented pool of human resources.
(c) remuneration packages and norms within the industry and comparable companies.
The CEO, as the executive director, is remunerated as a member of the management and does not receive director’s fees from STATS ChipPAC. His compensation consists of a base salary, allowances, performance-related bonuses/payments and share awards.
Non-executive directors’ remuneration consists of directors’ fees and share awards. The directors’ fees include basic retainer fees, attendance fees and additional fees for serving on Board committees. Non-executive directors’ fees are subject to shareholders’ approval at each AGM.

The annual remuneration of the non-executive directors of the Company are set out below for the financial year ended December 27, 2009.
Non-Executive Directors Compensation

Number of Non-Executives Directors in Remuneration Bands
Denominated in Singapore Dollars	2009

500,000 and above	—
250,000 to 499,999	—
Below 250,000	7

Name of Directors	Position Held	Directors’ Fees
Charles R. Wofford	Board Chairman EC, NC & ERCC Chairman	US$130,000(1)
Peter Seah Lim Huat	Director NC & ERCC Member	US$44,000(2)
R. Douglas Norby	Director AC Chairman ERCC Member	US$67,000(3)
Teng Cheong Kwee	Director EC, NC & AC Member	US$55,000
Tokumasa Yasui	Director AC Member	US$57,000
Rohit Sipahimalani(4)	Director EC Member	US$29,330
Phoon Siew Heng(5)	Director EC Member	US$13,670
TOTAL		US$396,000

(1)	Does not include US$7,714 paid to.Mr. Charles R. Wofford for restricted share units that vested in 2009

(2)	Does not include US$5,786 paid to. Mr. Peter Seah Lim Huat for restricted share units that vested in 2009

(3)	Does not include US$5,786 paid to. Mr. R. Douglas Norby for restricted share units that vested in 2009

(4)	Mr. Rohit Sipahimalani is employed by Temasek and the directors’ fees are paid to Temasek. He was appointed as a director on April 27, 2009

(5)	Resigned as a director on April 27, 2009
During the year, none of the directors’ immediate family members were employees of the Company whose remuneration exceeded S$150,000 per annum.

The aggregate annual compensation accruing and paid to the executive director and CEO and each of the top five key senior executives (who are not directors of the Company) for the services rendered in 2009. Share based compensation, details of which are set out in the Directors’ Report in this Annual Report, are excluded.
Executive Director and Management’s Compensation

Number of Executive Director and Key Executives in Remuneration
Bands Denominated in Singapore Dollars	2009

2,500,000 to 2,749,999	1
2,250,000 to 2,499,999	—
1,000,000 to 1,249,999	2
750,000 to 999,999	1
500,000 to 749,999	2
250,000 to 499,999	—
Below 250,000	—

	Fixed	Variable	Total
	(%)(1)	(%)(2)	(%)
CEO and Executive Director
Tan Lay Koon	37	63	100
Key Executives
Han Byung Joon	60	40	100
Wan Choong Hoe	59	41	100
Hal Lasky	68	32	100
John Lau Tai Chong	70	30	100
Janet T. Taylor	77	23	100

(1)	Fixed refers to base salary, annual wage supplement and fixed allowances (including any club membership, transportation and car allowance) earned for the year ended December 27, 2009. It excludes benefits such as leave and medical scheme.

(2)	Variable refers to incentives paid and accrued for the year pursuant to the Company’s short term incentive plan (“STI”) and economic value added (“EVA”) scheme for the year ended December 27, 2009. STI is a scheme used to determine the annual performance bonuses payable to all employees of the Company. Under the EVA scheme, a notional EVA bank account will be set up for each key executive into which the annual EVA performance bonus earned by him each year is credited. One third of the total amount in his EVA bank account is payable annually at a later date in the following financial year, and the remaining balance in his EVA bank account will be payable to him upon his resignation or termination of employment (other than for cause) subject to certain condition being met. There have been no additional amounts allocated to the notional EVA bank accounts since 2006.
3. Accountability and Audit
— Accountability
The Company is committed to its accountability towards the shareholders and therefore, the Company recognizes the importance of timely reporting obligations under the SGX-ST Listing Manual. Shareholders are presented the Company’s operating performance and financial results in a timely manner as the Company files its quarterly results on SGXnet in line with the SGX-ST’s requirements. This gives the shareholders an understandable assessment of the Company’s performance.
Pursuant to the Company’s Insider Trading Policy, STATS ChipPAC, all directors and employees of the Company and its subsidiaries are prohibited from dealing in STATS ChipPAC’s securities from two weeks before the end of any fiscal quarter and ending two trading days after the public release of earnings data for the quarter if they are in possession of material non-public information. Directors, officers and employees at a certain level of seniority and above are deemed to be in possession of material non-public information for purpose of applying the trading restrictions during such period. This is more stringent than required under the SGX-ST Listing Manual. All directors and employees are notified by email prior to the start of each trading blackout period and are required to observe insider trading laws at all times.

— Audit Committee
The Audit Committee (“AC”) must comprise at least three directors, all non-executive, the majority of whom, including the chairman, must be independent. The AC is chaired by Mr. Doug Norby and its other members for 2009 were Mr. Teng Cheong Kwee and Mr. Yasui Tokumasa. All of the members and the Chairman of the AC are non-executive directors and determined by the Board to be independent under the Code with accounting and financial management expertise.
The duties and responsibilities of the AC include the following:
—	reviewing the Company’s financial statements and any public financial reporting with management and the external auditor before submission to the Board;

—	reviewing with management, the internal auditor and the external auditor the scope, planning and staffing of the proposed audit for the current year and assessing the adequacy and effectiveness of the Company’s internal controls;

—	assessing the competence and independence of the Company’s external auditors, including the nature, extent and cost of non-audit services provided to the Company by the external auditors during the year;

—	reviewing the effectiveness of the Company’s internal audit function and ensure the internal audit function is adequately resourced;

—	reviewing and recommending to the Board the appointment of the external auditors and the internal auditors;

—	reviewing interested party transactions to ensure compliance with the SGX-ST Listing Manual;

—	investigating suspected fraud, irregularities, failure of internal controls or violation of any law or regulations likely to materially impact the Company’s financial results; and

—	reviewing procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) confidential and anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or potential violations of law, and ensuring that arrangements are in place for the independent investigation of such matters and for appropriate follow up action.
The main objective of the AC is to assist the Board in fulfilling its fiduciary responsibilities to the Company. The AC serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and general public. The AC oversees the establishment, documentation, maintenance and periodic evaluation of the system of the internal controls with the Company.
The AC has reviewed all non-audit services provided by the external auditors and such non-audit services would not, in the AC’s opinion, affect the independence of the external auditors.
The Audit Committee may invite any director or officer to attend any Committee meeting and to provide pertinent information as necessary. The AC meets with the external auditors and with the internal auditors, without the presence of the Management, at least once a year.
— Internal Controls
The Company’s external auditors, PricewaterhouseCoopers LLP (“PwC”) carry out in the course of their statutory audit, a review of the effectiveness of the Company’s material internal controls focusing primarily on financial controls, to the extent set out in their audit plan. Material non-compliance and internal control weaknesses noted during their audit, and the external auditors’ recommendations to address such non-compliance and weaknesses, are reported to the AC. Management will then follow up on PwC’s recommendations.
The Company has put in place a whistle-blowing policy and procedures which encourages and provides employees with channels to report suspected fraud, corruption, financial impropriety and other dishonest practices promptly and in good faith.
— Risk Management
The identification and management of risk reduces the uncertainty associated with the execution of our business strategies and allows the Company to maximize opportunities that may arise.

The Company manages and regularly reviews its risk profile at strategic, operational and project level so that business decisions are consciously weighed against the risks.
The following risk management principles apply:
—	risks cannot be totally eliminated, but can be managed

—	risk management is aligned with and driven by business values, goals and objectives

—	managers at each level must assume ownership of risk management

—	risk management processes are integrated with other processes including budgeting, mid/long-term planning and business development
Based on the work performed by the internal auditors and the review undertaken by the external auditors, the Board is of the opinion that the risk management systems are adequate.
— Internal Audit
The Company’s internal auditors are Ernst & Young LLP. The internal auditors report primarily to the chairman of the AC, and administratively to the CEO and Chief Financial Officer of the Company.
The internal auditors assist the AC in overseeing the establishment, documentation, maintenance and periodic evaluation of the system of internal controls within the Company and the annual internal audit plan is reviewed and approved by the AC. Internal audit reports are submitted to the AC quarterly, detailing the internal auditors’ review, observations and progress as well as the status of the internal audit plan, including detailed audit findings and recommendations for corrective actions to be taken by management.
The internal audits performed are aimed at assisting the Board and management in the discharge of their corporate governance responsibilities as well as to manage uncertainties and threats to the Company’s businesses and improving and promoting effective and efficient business processes with the Company.
Based on the work performed by the internal auditors and the review undertaken by the external auditors, the Board is of the opinion that the internal controls, including financial, operational and compliance controls are adequate.
4. Communication with Shareholders
— Regular, Effective and Fair Communication with Shareholders
The Company publishes its media releases, quarterly financial results and annual reports through the SGXnet, with the U.S. Securities Exchange Commission and in news releases.
All of the Company’s information, press releases, financial information, stock information, corporate development and annual reports can be found on Company’s website, www.statschippac.com.
Contact details for Investor Relations are provided on the Company’s website.
— Greater Shareholder Participation
STATS ChipPAC places great importance on the AGM and other general meetings as STATS ChipPAC sees such meetings as good opportunities for meeting the shareholders and investors and attending to their concerns and questions.
The Articles of Association of STATS ChipPAC allows the shareholder to appoint one or more proxies to attend and vote on behalf of the shareholder in his/her absence. Voting in absentia is not allowed.
At the AGM, matters requiring approval are proposed as separate resolutions. Shareholders present are given an opportunity to clarify or direct questions on issues pertaining to the proposed resolutions before the resolutions are voted on. Members of the Board and management are present to address these questions and obtain feedback from shareholders. The external auditors are also present to assist the Board. Minutes of shareholders meetings are available on request for registered shareholders.

DIRECTOR’S REPORT AND
FINANCIAL STATEMENTS
CONTENTS

34	DIRECTORS’ REPORT
46	STATEMENT BY DIRECTORS
47	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
48	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
49	CONSOLIDATED BALANCE SHEETS
50	CONSOLIDATED STATEMENT OF OPERATIONS
51	CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
53	CONSOLIDATED STATEMENTS OF CASH FLOWS
54	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
94	INDEPENDENT AUDITOR’S REPORT ON UNCONSOLIDATED BALANCE SHEET
95	UNCONSOLIDATED BALANCE SHEET
96	NOTES TO THE UNCONSOLIDATED BALANCE SHEET

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
The directors present their report to the members together with the audited consolidated financial statements of the Group for the financial year ended December 27, 2009 and the unconsolidated balance sheet of the Company as at December 27, 2009.
Directors
The directors of the Company in office at the date of this report are:

Charles R. Wofford	(Chairman)
Tan Lay Koon	(President and Chief Executive Officer)
Peter Seah Lim Huat
R. Douglas Norby
Teng Cheong Kwee
Tokumasa Yasui
Rohit Sipahimalani	(Appointed with effect from April 27, 2009)
Arrangements to enable directors to acquire shares and debentures
Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under “Directors’ interests in shares or debentures” of this report.
Directors’ interests in shares or debentures
According to the register of directors’ shareholdings, none of the directors holding office at the end of the financial year had any interest or was deemed to have any interest in the shares or debentures of the Company or its related corporations, except as follows :
The Company — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Charles R. Wofford	9,200	9,200
Tan Lay Koon	107,333	107,333
Peter Seah Lim Huat	6,900	6,900
R. Douglas Norby	6,900	6,900
The Company — Options to acquire ordinary shares

			Per Share
	At Beginning	At End	Exercise
	of Year	of Year	Price S$	Exercisable Period

Tan Lay Koon	700,000	700,000	2.826	19/10/2001 to 18/10/2010
	325,000	325,000	2.885	29/04/2003 to 28/04/2012
	2,000,000	2,000,000	2.20	26/06/2003 to 25/06/2012
	700,000	700,000	1.99	06/08/2004 to 05/08/2013
	500,000	500,000	1.91	17/02/2005 to 16/02/2014

Peter Seah Lim Huat	70,000	70,000	1.99	06/08/2004 to 05/08/2013
	35,000	35,000	1.91	17/02/2005 to 16/02/2014

Teng Cheong Kwee	35,000	—	1.91	17/02/2005 to 16/02/2009

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
Directors’ interests in shares or debentures (continued)
The Company — Restricted share units granted

	At Beginning	At End
	of Year	of Year		Vesting Dates

Charles R. Wofford	18,400	9,200	(1)	16/02/2008, 16/02/2009 and 16/02/2010(1)
Tan Lay Koon	214,667	107,334	(1)	16/02/2008, 16/02/2009 and 16/02/2010(1)
Peter Seah Lim Huat	13,800	6,900	(1)	16/02/2008, 16/02/2009 and 16/02/2010(1)
R. Douglas Norby	13,800	6,900	(1)	16/02/2008, 16/02/2009 and 16/02/2010(1)
Singapore Telecommunications Limited — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Tan Lay Koon	190	190
Peter Seah Lim Huat	3,040	3,040
GlobalFoundries Singapore Pte. Ltd. — Fully paid ordinary shares
f.k.a. Chartered Semiconductor Pte Ltd
f.k.a. Chartered Semiconductor Manufacturing Ltd

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	6,730	5,268
GlobalFoundries Singapore Pte. Ltd. — Options to acquire ordinary shares
f.k.a. Chartered Semiconductor Pte Ltd
f.k.a. Chartered Semiconductor Manufacturing Ltd

	At Beginning of Year	At End of Year	Per Share Exercise Price S$ at Beginning of Year	Per Share Exercise Price S$ At End of Year	Exercisable Period

Peter Seah Lim Huat	85,000	—	1.70	—	27/02/2005 to 27/02/2009
	85,000	12,816	1.16	7.70	26/08/2006 to 26/08/2010
	95,000	14,324	1.21	8.10	25/08/2007 to 25/08/2011
	47,500	7,162	1.07	7.10	31/08/2008 to 31/08/2012
GlobalFoundries Singapore Pte. Ltd. — Award of restricted share units granted
f.k.a. Chartered Semiconductor Pte Ltd
f.k.a. Chartered Semiconductor Manufacturing Ltd

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	48,570	24,967	—	(2)

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
Directors’ interests in shares or debentures (continued)
Global Crossing Limited — Common shares of US$0.01 each

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	13,532	21,618
Global Crossing Limited — Options to acquire common shares of US$0.01 each

			Per Stock
	At Beginning	At End	Exercise
	of Year	of Year	Price US$	Exercisable Period

Peter Seah Lim Huat	40,000	40,000	10.16	12/01/2005 to 12/01/2014
Global Crossing Limited — Restricted stock units of common stock of US$0.01 each

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	2,250	—	08/03/2005 to 08/03/2009
	4,176	—	24/06/2009
	—	2,345	04/06/2010
Singapore Technologies Engineering Limited — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	307,500	335,108
Singapore Technologies Engineering Limited — Options to acquire ordinary shares

			Per Share
	At Beginning	At End	Exercise
	of Year	of Year	Price S$	Exercisable Period

Peter Seah Lim Huat	11,125	—	2.09	10/02/2005 to 09/02/2009
	11,125	—	2.12	11/08/2005 to 10/08/2009
	22,250	22,250	2.37	08/02/2006 to 07/02/2010
	22,250	22,250	2.57	11/08/2006 to 10/08/2010
	33,375	33,375	3.01	10/02/2007 to 09/02/2011
	33,375	33,375	2.84	11/08/2007 to 10/08/2011
	44,500	44,500	3.23	16/03/2008 to 15/03/2012
	44,500	44,500	3.61	11/08/2008 to 10/08/2012

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
Directors’ interests in shares or debentures (continued)
Singapore Technologies Engineering Limited — Conditional award of restricted shares granted

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	0 to 45,750(3)	—	— (3)
	—	10,716(4)	01/01/2008 to 31/12/2008
	—	0 to 45,750(5)	— (5)
Starhub Ltd — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	447,560	470,710
Starhub Ltd — Options to acquire ordinary shares

	At Beginning of Year	At End of Year	Per Share Exercise Price S$	Exercisable Period

Peter Seah Lim Huat	6,250	—	0.985	27/11/2005 to 26/11/2009
	8,500	—	1.52	31/05/2006 to 30/05/2010
Starhub Ltd — Conditional award of restricted shares granted

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	0 to 17,200	—(6)	— (6)
	—	16,712(7)	— (7)
	0 to 19,000	0 to 19,000(8)	— (8)
	—	0 to 19,000(9)	— (9)
Telechoice International Limited — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	50,000	50,000

Notes:

(1)	The restricted share units vested in 2009 were paid in cash. The Company has decided that the restricted share units vesting in 2010 shall be paid in cash.

(2)	The restricted share units will vest over a period of three years starting from the first anniversary of grant.

(3)	The actual number of shares to be delivered will depend on the achievement of set targets over a 1-year period from 1 January 2008 to 31 December 2008. Achievement of targets below 30% target level will mean no performance shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of performance shares can be delivered. For this period,

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009

16,074 new shares were awarded on 26 March 2009 upon partial achievement of target sets. The balance of the conditional award covering the period from 1 January 2008 to 31 December 2008 has thus lapsed.

(4)	Balance of unvested restricted shares to be released according to the stipulated vesting periods. (Performance period from January 1, 2008 to December 31, 2008)

(5)	A minimum threshold performance over the period from January 1, 2009 to December 31, 2009 is required for any restricted shares to be released. A specified number of restricted shares to be released will depend on the extent of achievement of all performance conditions and will be delivered in phases according to the stipulated vesting periods.

(6)	The actual number of shares to be delivered under the conditional award will depend on the level of achievement of set performance targets in Starhub Ltd over a two-year period from January 1, 2007 to December 31, 2008. No shares will be delivered if the threshold performance targets are not achieved, while up to 1.5 times the number of shares that are the subject of the award will be delivered if the stretched performance targets are met or exceeded. For this period 25,112 new shares were awarded on 19 March 2009 upon partial achievement of targets set. The balance of the conditional award covering the period from January 1, 2007 to December 31, 2008 has thus lapsed.

(7)	Balance of unvested restricted shares to be released according to the stipulated vesting periods. (Performance period from January 1, 2007 to December 31, 2008)

(8)	The actual number of shares to be delivered under the conditional award will depend on the level of achievement of set performance targets in Starhub Ltd over a two-year period from January 1, 2008 to December 31, 2009. No shares will be delivered if the threshold performance targets are not achieved, while up to 1.5 times the number of shares that are the subject of the award will be delivered if the stretched performance targets are met or exceeded. Shares will be delivered in phases according to the stipulated vesting periods.

(9)	The actual number of shares to be delivered under the conditional award will depend on the level of achievement of set performance targets in Starhub Ltd over a two-year period from January 1, 2009 to December 31, 2010. No shares will be delivered if the threshold performance targets are not achieved, while up to 1.5 times the number of shares that are the subject of the award will be delivered if the stretched performance targets are met or exceeded. Shares will be delivered in phases according to the stipulated vesting periods.
There were no changes in the above-mentioned directors’ interest in the Company between the end of the financial year and January 17, 2010.
Directors’ contractual benefits
Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
Equity Compensation Benefits
The Executive Resource and Compensation Committee (“ERCC”), comprising three directors, namely Charles R. Wofford (Chairman), R. Douglas Norby, Peter Seah Lim Huat, is responsible for administering the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan, the STATS ChipPAC Ltd. Substitute Equity Incentive Plan, the STATS ChipPAC Share Option Plan, as amended, the STATS ChipPAC Ltd. Restricted Share Plan, the STATS ChipPAC Ltd. Performance Share Plan 2009 and the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (collectively, the “Share Plans”).
During the financial year, except as disclosed below, there were no options granted to take up unissued shares of the Company and no ordinary shares were issued by the Company to any person.
During the financial year, no options and/or Performance Shares (as defined below) have been granted to controlling shareholders of the Company or its associates or to directors or employees of Temasek Holdings (Pte) Ltd. or its associates and no employees have received 5% or more of the total options and/or Performance Shares under any of the Share Plans.
STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (the “Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”, and together with the Substitute Option Plan, the “Substitute Plans”)
(i)	In connection with the merger between STATS ChipPAC Ltd. and ChipPAC, Inc., the Company adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, approximately 7 million and 73 million ordinary shares, respectively.

(ii)	Details of options granted to directors of the Company under the Substitute Plans are as follows:

		Aggregate options	Aggregate options
		granted since	exercised since
	Options granted	commencement of the	commencement of the	Aggregate options
	during	Substitute Plans to	Substitute Plans to	outstanding as at
	financial year	December 27, 2009	December 27, 2009	December 27, 2009

Charles R. Wofford	—	—	—	—
Tan Lay Koon	—	—	—	—
Peter Seah Lim Huat	—	—	—	—
R. Douglas Norby	—	435,000	435,000	—
Teng Cheong Kwee	—	—	—	—
Tokumasa Yasui	—	—	—	—
Rohit Sipahimalani	—	—	—	—
(iii)	The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issuance of any other company.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
(iv)	As at the end of the financial year, unissued ordinary shares of the Company under the Substitute Plans are as follows:

Number of
optionholders	Exercise Period From	Exercise Period To	Total	Exercise Price (S$)

1	16/11/2003	15/11/2012	17,400	0.50
30	13/03/2004	16/03/2013	10,097	0.50
3	14/04/2002	16/04/2011	884	0.81
5	20/10/2001	19/10/2010	16	1.57
31	22/03/2002	21/03/2011	170	0.74
14	27/09/2002	26/09/2011	928	0.38
954	07/01/2001	30/06/2010	341,414	2.50
453	07/01/2001	30/07/2010	493,130	2.50
1	07/09/2002	07/08/2011	609	1.84
25	02/05/2005	02/04/2014	35,206	1.36
Total			899,854
(v)	Since the commencement of the Substitute Plans to the end of the financial year, an aggregate of 80,105,914 options were granted and out of these options granted, 17,229,954 options have lapsed.
STATS ChipPAC Share Option Plan, as amended (the “Share Option Plan”)
(i)	The ST Assembly Test Services Ltd Share Option Plan 1999 (the “STATS 1999 option plan”) was approved and adopted by the members at the Annual General Meeting in May 1999. The STATS 1999 option plan was amended from time to time to accomplish various varying objectives including, among other things, to comply with changes in applicable laws and to bring the plan in line with current market practices. Subsequently, the STATS 1999 option plan was re-named the STATS ChipPAC Share Option Plan. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the STATS ChipPAC Ltd. Restricted Share Plan. Since December 2006, no options have been granted under the STATS ChipPAC Share Option Plan.

(ii)	Details of options granted to directors of the Company under the Share Option Plan are as follows:

		Aggregate options	Aggregate options
		granted since	exercised since
	Options granted	commencement of the	commencement of the	Aggregate options
	during	Share Option Plan to	Share Option Plan to	outstanding as at
	financial year	December 27, 2009	December 27, 2009	December 27, 2009

Charles R. Wofford	—	600,000	490,000	—
Tan Lay Koon	—	7,574,000	3,349,000	4,225,000
Peter Seah Lim Huat	—	265,000	160,000	105,000
R. Douglas Norby	—	120,000	120,000	—
Teng Cheong Kwee	—	205,000	—	—
Tokumasa Yasui	—	—	—	—
Rohit Sipahimalani	—	—	—	—

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
(iii)	The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

(iv)	As at the end of the financial year, unissued ordinary shares of the Company under the Share Option Plan are as follows:

Number of
optionholders	Exercise Period From	Exercise Period To	Total	Exercise Price (S$)

117	17/02/2005	16/02/2014	1,453,375	1.91
193	19/10/2001	18/10/2010	3,016,300	2.826
148	20/04/2001	19/04/2010	643,300	6.93
80	24/04/2002	23/04/2011	210,660	1.592
1	26/06/2003	25/06/2012	2,000,000	2.20
161	29/04/2003	28/04/2012	1,508,800	2.885
9	29/11/2006	28/05/2013	81,407	1.08
13	31/10/2006	30/10/2015	35,071	0.925
2	07/01/2001	30/06/2010	18,000	4.532
110	08/06/2004	08/05/2013	2,539,300	1.99
10	08/11/2005	08/10/2014	18,627	1.06
11	05/03/2006	05/02/2015	30,946	1.01
1	01/03/2007	07/02/2013	43,750	0.993
Total			11,599,536
(v)	The number of ordinary shares that may be issued under the Share Option Plan may not exceed, in the aggregate, 198 million ordinary shares (subject to anti-dilution adjustments pursuant to the plan), including 80 million ordinary shares that may be issued under the Substitute Plans.

(vi)	Since the commencement of the Share Option Plan to the end of the financial year, an aggregate of 151,107,405 options were granted and out of these options granted, 58,709,812 options have lapsed.
STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”)
(i)	As of March 2008, the Company terminated the RSP which was approved and adopted by the members at the Annual General Meeting in April 2006. The purpose of the RSP was to replace the Share Option Plan commencing 2007 and to offer selected individuals an opportunity to acquire a proprietary interest or to increase their interest in the success of our Company through the grant of Restricted Share Units (“RSUs”).

(ii)	The employees, directors and consultants were eligible to participate in the RSP at the absolute discretion of the ERCC.

(iii)	RSUs represent unfunded and unsecured rights to receive ordinary shares in the capital of the Company and under the RSP, each RSU has a value equal to the fair market value of an ordinary share. The ERCC has the authority to settle RSUs in cash or ordinary shares. No minimum vesting periods are prescribed under the RSP and the length of the vesting period in respect of the RSUs vest in accordance with a schedule determined by the ERCC.

(iv)	RSUs granted under the RSP are generally not transferable. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSUs until such ordinary shares have been delivered in accordance with the terms of the RSP.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
(v)	Details of RSUs granted to directors and key executives under the RSP are as follows:

		RSUs granted since
		commencement of		Aggregate RSUs
	RSUs granted during	the RSP to	RSUs vested during	outstanding as at
	financial year	December 27, 2009	financial year	December 27, 2009

Charles R. Wofford	—	27,600	9,200	9,200
Tan Lay Koon	—	322,000	107,333	107,334
Peter Seah Lim Huat	—	20,700	6,900	6,900
R. Douglas Norby	—	20,700	6,900	6,900
Key Executives	—	303,600	101,199	101,202
(vi)	The number of ordinary shares that may be issued under the RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP).

(vii)	The Company settled vested RSUs in 2009 in cash and intend to settle all future vested RSUs in cash as well.

(viii)	Since the commencement of the RSP to the end of the financial year, an aggregate of 6,976,754 RSUs were granted and out of these RSUs granted, 1,561,143 RSUs were cancelled.
The STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP 2009”)
(i)	The PSP 2009 was approved and adopted by the members at the Annual General Meeting of the Company held in April 2009. The purpose of the PSP 2009 is to retain staff whose contributions are essential to the well-being and prosperity of the Company and its subsidiaries and to give recognition to senior employees and executive directors of the Company and its subsidiaries who have contributed to the growth of the Company and its subsidiaries.

(ii)	Up to 18 senior employees of the Company and its subsidiaries who meet the relevant age and rank criteria as designated by the ERCC from time to time, including the Chief Executive Officer of the Company and any other executive director of the Company and its subsidiaries, are eligible to participate in the PSP 2009 at the absolute discretion of the ERCC.

(iii)	Contingent awards of performance shares, which represent unfunded and unsecured rights to receive ordinary shares in the capital of the Company (“Performance Shares”), are granted to eligible employees as the ERCC may, on the recommendation by management of the Company, select in its absolute discretion.

(iv)	Upon the Company achieving certain performance targets set by the ERCC, the Performance Shares will vest and ordinary shares of the Company will then be delivered to the eligible employees with no exercise or purchase price and in accordance with the terms of the PSP 2009.

(v)	Subject to certain rules of the PSP 2009 including consequences arising from termination of employment of a participant and change of control of the Company, vesting of the Performance Shares comprised in outstanding awards shall occur on December 31, 2011.

(vi)	The number of ordinary shares to be delivered in respect of such Performance Shares shall be determined in accordance with the rules of the PSP 2009.

(vii)	The maximum permissible number of the Company’s ordinary shares which could be issued pursuant to awards granted under the PSP 2009 on any date when added to the total number

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
of new ordinary shares issued and issuable pursuant to awards granted under the PSP 2009, shall not exceed 5.02% of the total number of the Company’s outstanding ordinary shares.

(viii)	Performance Shares contingently awarded under the PSP 2009 are generally not transferable. A grantee of a contingent award of Performance Shares has no rights as a shareholder with respect to any ordinary shares covered by such contingent award of Performance Shares until such ordinary shares have been delivered in accordance with the terms of the PSP 2009.

(ix)	Details of contingent awards of Performance Shares granted under the PSP 2009 are as follows:

Aggregate conditional
		awards granted since		Aggregate conditional
	Conditional awards	the commencement of	Conditional awards	awards
	granted during the	PSP 2009 to	vested during the	outstanding as at
Name of Participant	financial year	December 27, 2009	financial year	December 27, 2009

Director and CEO of the Company
Tan Lay Koon	up to 19,819,964	up to 19,819,964	—	up to 19,819,964

Group Executives (excluding Tan Lay Koon)	34,000,000 to 69,000,000	34,000,000 to 69,000,000	—	34,000,000 to 69,000,000
(x)	Since the commencement of the PSP 2009 to the financial year ended December 27, 2009, contingent awards aggregating between 34,000,000 and 88,819,964 Performance Shares have been contingently awarded under the PSP 2009, representing the number of ordinary shares to be delivered if the performance targets set by the ERCC are achieved.
The STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Equity Grant Plan”)
(i)	The NED Equity Grant Plan was approved and adopted by the members at the Annual General Meeting of the Company held in April 2009. The purpose of the NED Equity Grant Plan is to give recognition to non-executive directors of the Company who have contributed to the Company and its subsidiaries.

(ii)	The ERCC may extend an offer to participate in the NED Equity Grant Plan to non-executive directors of the Company as the ERCC may select in its absolute discretion. Offers to participate in the NED Equity Grant Plan have been extended to all of our current non-executive directors. An offer to participate in the NED Equity Grant Plan is not transferable.

(iii)	Subject to certain rules of the NED Equity Grant Plan including consequences arising from cessation of a directorship and change of control of the Company, determination of the number of ordinary shares of the Company issuable under the NED Equity Grant Plan shall occur on or after December 31, 2011 and be determined by the ERCC, subject to the achievement by the Company of certain economic profits targets over the relevant performance period set by the ERCC as well as any other criteria and considerations deemed appropriate by the ERCC.

(iv)	The maximum number of the Company’s ordinary shares which could be issued under the NED Equity Grant Plan on any date when added to the total number of new ordinary shares issued and issuable under the NED Equity Grant Plan, shall not exceed 0.45% of the total number of the Company’s outstanding ordinary shares.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
(v)	Since the commencement of the NED Equity Grant Plan to the financial year ended December 27, 2009, no participant has been awarded shares under the NED Equity Grant Plan.
Limits under the SGX-ST Listing Manual on the Issue of Shares Pursuant to our Share Plans
Under the listing rules of the SGX-ST, the aggregate number of shares which could be issued under all the share plans of the Company shall not exceed 15% of the total number of the Company’s issued shares from time to time (excluding any treasury shares).
Other details of the Company’s share options and incentive plans are set out in the accompanying consolidated financial statements.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 27, 2009
Audit Committee
The members of the Audit Committee (all of whom are independent non-executive directors) at the date of this report are as follows:
R. Douglas Norby (Chairman)
Teng Cheong Kwee
Tokumasa Yasui
The Audit Committee performs the functions specified by Section 201B of the Companies Act, Cap. 50. It meets with the Company’s external auditors and the internal auditors, and reviews the audit plans, the internal audit programme, the results of their examination and findings on their evaluation of the system of internal controls, the scope and results of the internal control procedures and the response from the Company’s management and the assistance given by the officers of the Company to the auditors. It also reviews interested person transactions and the Company’s relationship with the auditors, including their independence and objectivity. The Audit Committee reviews the consolidated financial statements of the Group and the unconsolidated balance sheet of the Company and the auditors’ report thereon and submits them to the Board of Directors for approval. The Audit Committee has full access to and the cooperation of the management and has been given the resources required for it to discharge its functions. The Audit Committee has full discretion to invite any Director and executive officer to attend its meetings.
The Audit Committee has recommended to the Board of Directors that the auditors, PricewaterhouseCoopers LLP, be nominated for re-appointment as auditor of the Company at the forthcoming Annual General Meeting of the Company.
Auditors
The auditors, PricewaterhouseCoopers LLP, has expressed its willingness to accept re-appointment.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Tan Lay Koon
President and Chief Executive Officer
Singapore
March 5, 2010

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
STATEMENT BY DIRECTORS
For the financial year ended December 27, 2009
In the opinion of the directors,
(a)	the consolidated financial statements of the Group and the unconsolidated balance sheet of the Company as set out in the Annual Report are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company at December 27, 2009, and of the results of the business, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Tan Lay Koon
President and Chief Executive Officer
Singapore
March 5, 2010

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.
Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our Board of Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of our internal control over financial reporting as of December 27, 2009 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”
Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 27, 2009. Our independent registered public accounting firm, PwC, has issued an audit report on our internal control over financial reporting, which is included herein.
Tan Lay Koon
President and Chief Executive Officer
John Lau Tai Chong
Chief Financial Officer
Singapore
March 5, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries at December 27, 2009 and December 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Notes 1(bb) to the financial statements, the Company changed its method of accounting for uncertain tax positions in 2007.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants
Singapore
March 5, 2010

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	Note	December 28, 2008	December 27, 2009
ASSETS
Current assets:
Cash and cash equivalents	3	$295,916	$288,683
Short-term marketable securities	4	41,314	62,512
Accounts receivable, net	5	139,520	208,766
Short-term amounts due from affiliates	2	10,791	20,895
Other receivables	6	8,357	11,555
Inventories	7	60,717	61,859
Prepaid expenses and other current assets	8	14,693	19,765

Total current assets		571,308	674,035
Long-term marketable securities	4	15,587	16,929
Long-term amounts due from affiliates	2	13,726	—
Property, plant and equipment, net	9	1,216,342	1,115,497
Investment in equity investee	2	9,001	7,743
Intangible assets	10	44,762	39,993
Goodwill	11	551,132	551,132
Long-term restricted cash		1,012	384
Prepaid expenses and other non-current assets	8	24,193	21,227

Total assets		$2,447,063	$2,426,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payable		$118,227	$133,532
Payables related to property, plant and equipment purchases		30,704	49,172
Accrued operating expenses	12	148,069	100,997
Income taxes payable		3,379	2,380
Short-term borrowings	14	50,000	56,000
Short-term amounts due to affiliates	2	1,388	17
Current installments of long-term debts	15	26,953	168,786

Total current liabilities		378,720	510,884
Long-term debts, excluding current installments	15	396,500	233,181
Other non-current liabilities	17	64,144	59,329

Total liabilities		839,364	803,394
STATS ChipPAC Ltd. Shareholders’ Equity:
Ordinary shares — Issued ordinary shares — 2,202,218,293 in 2008 and 2009	18, 19	2,035,235	2,035,573
Accumulated other comprehensive loss	20	(12,308)	(6,687)
Accumulated deficit		(474,270)	(464,217)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.		1,548,657	1,564,669
Noncontrolling interest		59,042	58,877

Total equity		1,607,699	1,623,546
Commitments and contingencies	21
Total liabilities and equity		$2,447,063	$2,426,940

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
	Note	December 30, 2007	December 28, 2008	December 27, 2009
Net revenues		$1,651,560	$1,658,188	$1,325,685
Cost of revenues		(1,330,284)	(1,383,797)	(1,117,308)

Gross profit		321,276	274,391	208,377

Operating expenses:
Selling, general and administrative		112,593	118,337	95,516
Research and development		34,918	37,825	43,358
Restructuring charges	22	990	19,790	16,072
Equipment impairment		—	21,091	—
Accelerated share-based compensation		—	1,562	—
Tender offer expenses		10,922	—	—
Held for sale asset impairment		1,725	—	—

Total operating expenses		161,148	198,605	154,946

Operating income		160,128	75,786	53,431

Other income (expense), net:
Interest income		7,258	5,685	2,169
Interest expense		(40,450)	(35,986)	(31,056)
Foreign currency exchange gain (loss)		2,487	5,247	(6,469)
Equity income (loss) from investment in equity investee		102	(1,437)	(1,321)
Other non-operating income (expense), net	23	(442)	27	(2,016)

Total other expense, net		(31,045)	(26,464)	(38,693)

Income before income taxes		129,083	49,322	14,738
Income tax expense	13	(29,581)	(19,172)	(3,712)

Net income		99,502	30,150	11,026
Less: Net income attributable to the noncontrolling interest		(5,818)	(4,448)	(973)

Net income attributable to STATS ChipPAC Ltd.		$93,684	$25,702	$10,053

Net income per ordinary share attributable to STATS ChipPAC Ltd.:
— basic		$0.05	$0.01	$0.00
— diluted		$0.04	$0.01	$0.00

Net income per ADS attributable to STATS ChipPAC Ltd.:
— basic		$0.46	—	—
— diluted		$0.44	—	—

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		2,032,962	2,143,934	2,202,218
— diluted		2,188,687	2,146,249	2,202,230

ADS (in thousands) used in per ADS calculation:
— basic		203,296	—	—
— diluted		218,869	—	—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
In thousands of U.S. Dollars

		Attributable to STATS ChipPAC Ltd.
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS ChipPAC	Noncontrolling
	Income	Ordinary Shares		Loss	Deficit	Ltd.	Interest	Total Equity
		No.
		(In thousands)
Balances at December 31, 2006		2,002,814	1,847,002	(7,714)	(593,138)	1,246,150	57,946	1,304,096
Adjustment for initial adoption of FIN 48		—	—	—	(518)	(518)	—	(518)

Balances at December 31, 2006		2,002,814	1,847,002	(7,714)	(593,656)	1,245,632	57,946	1,303,578
Share issuances		27,794	19,851	—	—	19,851	—	19,851
Conversion of convertible subordinated notes		16,726	15,500	—	—	15,500	—	15,500
Share-based compensation		—	8,869	—	—	8,869	—	8,869
Effect of subsidiary’s equity transaction		—	324	—	—	324	774	1,098
Dividends paid		—	—	—	—	—	(5,883)	(5,883)
Comprehensive income:
Net income	99,502	—	—	—	93,684	93,684	5,818	99,502
Other comprehensive income (loss) :
Unrealized gain on available-for-sale marketable securities	9	—	—	9	—	9	—	9
Realized loss on available-for-sale marketable securities	131	—	—	131	—	131	—	131
Unrealized loss on hedging instruments	1,736	—	—	1,736	—	1,736	—	1,736
Realized loss on hedging instruments included in net income	(2,034)	—	—	(2,034)	—	(2,034)	—	(2,034)
Foreign currency translation adjustment	1,409	—	—	267	—	267	1,142	1,409

Other comprehensive income	1,251
Comprehensive income attributable to the noncontrolling interest	(6,960)

Comprehensive income attributable to STATS ChipPAC Ltd.	93,793

Balance at December 30, 2007		2,047,334	1,891,546	(7,605)	(499,972)	1,383,969	59,797	1,443,766
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (Continued)
In thousands of U.S. Dollars (except per share data)

		Attributable to STATS ChipPAC Ltd.
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS ChipPAC	Noncontrolling
	Income	Ordinary Shares		Loss	Deficit	Ltd.	Interest	Total Equity
		No.
		(In thousands)
Share issuances		9,745	7,833	—	—	7,833	—	7,833
Conversion of convertible subordinated notes		145,139	134,500	—	—	134,500	—	134,500
Share-based compensation		—	3,570	—	—	3,570	—	3,570
Effect of subsidiary’s equity transaction		—	(60)	—	—	(60)	247	187
Dividends paid		—	—	—	—	—	(4,016)	(4,016)
Reclassification of share-based compensation to liability		—	(2,154)	—	—	(2,154)	—	(2,154)
Comprehensive income:
Net income	30,150	—	—	—	25,702	25,702	4,448	30,150
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	327	—	—	327	—	327	—	327
Realized gain on available-for-sale marketable securities	(36)	—	—	(36)	—	(36)	—	(36)
Unrealized loss on hedging instruments	(14,463)	—	—	(14,463)	—	(14,463)	—	(14,463)
Realized loss on hedging instruments	9,972	—	—	9,972	—	9,972	—	9,972
Foreign currency translation adjustment	(1,937)	—	—	(503)	—	(503)	(1,434)	(1,937)

Other comprehensive loss	(6,137)	—
Comprehensive income attributable to the noncontrolling interest	(3,014)

Comprehensive income attributable to STATS ChipPAC Ltd.	20,999

Balance at December 28, 2008		2,202,218	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699
Share-based compensation		—	4	—	—	4	—	4
Effect of subsidiary’s equity transaction		—	334	—	—	334	(202)	132
Dividends paid		—	—	—	—	—	(2,248)	(2,248)
Comprehensive income:
Net income	11,026	—	—	—	10,053	10,053	973	11,026
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	849	—	—	849	—	849	—	849
Realized gain on available-for-sale marketable securities	(10)	—	—	(10)	—	(10)	—	(10)
Unrealized loss on hedging instruments	(2,216)	—	—	(2,216)	—	(2,216)	—	(2,216)
Realized loss on hedging instruments	5,649	—	—	5,649	—	5,649	—	5,649
Foreign currency translation adjustment	2,661	—	—	1,349	—	1,349	1,312	2,661

Other comprehensive income	6,933
Comprehensive income attributable to the noncontrolling interest	(2,285)

Comprehensive income attributable to STATS ChipPAC Ltd.	15,674

Balance at December 27, 2009		2,202,218	2,035,573	(6,687)	(464,217)	1,564,669	58,877	1,623,546

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 30, 2007	December 28, 2008	December 27, 2009
Cash Flows From Operating Activities
Net income attributable to STATS ChipPAC Ltd.	$93,684	$25,702	$10,053
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	254,352	283,691	266,630
Amortization of leasing prepayments	11	—	—
Debt issuance cost amortization	2,561	2,737	1,719
Equipment impairment	—	21,091	—
(Gain) loss on sale of property, plant and equipment	(17)	1,123	1,212
Held for sale asset impairment	1,725	—	—
Accretion of discount on convertible notes	4,830	66	—
Gain from repurchase of senior notes	—	—	(276)
Foreign currency exchange (gain) loss	724	(1,555)	965
Share-based compensation expense	8,869	3,570	501
Deferred income taxes	(3,675)	5,511	1,725
Net income attributable to the noncontrolling interest	5,818	4,448	973
Equity loss (income) from investment in equity investee	(102)	1,437	1,321
Others	1,604	4,178	1,414
Changes in operating working capital:
Accounts receivable	(27,581)	131,840	(69,246)
Amounts due from affiliates	(13,638)	(8,373)	3,622
Inventories	29,599	22,595	(1,142)
Other receivables, prepaid expenses and other assets	7,112	(2,951)	(4,466)
Accounts payable, accrued operating expenses and other payables	44,030	(75,322)	(38,762)
Amounts due to affiliates	1,606	(263)	(1,371)

Net cash provided by operating activities	411,512	419,525	174,872

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$19,660	$29,755	$15,663
Proceeds from maturity of marketable securities	23,599	50,141	31,736
Purchases of marketable securities	(27,450)	(93,094)	(67,634)
Acquisition of intangible assets	(6,762)	(12,871)	(5,032)
Acquisition of business	(100,000)	—	—
Purchases of property, plant and equipment	(232,288)	(278,899)	(140,754)
Proceeds from sale of assets held for sale	21,829	19,108	593
Others, net	2,324	2,146	946

Net cash used in investing activities	(299,088)	(283,714)	(164,482)

Cash Flows From Financing Activities
Repayment of short-term debts	$(6,549)	$(5,035)	$(5,035)
Repayment of long-term debts and promissory notes	(170,518)	(33,888)	(38,709)
Proceeds from issuance of shares	19,851	6,152	—
Repurchase and redemption of senior and convertible notes	(36,800)	(22,057)	(2,000)
Proceeds from promissory notes	50,000	—	—
Proceeds from bank borrowings	82,857	4,735	29,840
(Increase) decrease in restricted cash	(631)	600	603
Grants received	—	340	—
Capital lease payments	(3,680)	—	—
Distribution to noncontrolling interest in subsidiary	(4,980)	(4,312)	(2,194)

Net cash used in financing activities	(70,450)	(53,465)	(17,495)

Net increase (decrease) in cash and cash equivalents	41,974	82,346	(7,105)
Effect of exchange rate changes on cash and cash equivalents	30	109	(128)
Cash and cash equivalents at beginning of the year	171,457	213,461	295,916

Cash and cash equivalents at end of the year	$213,461	$295,916	$288,683

Supplementary Cash Flow Information
Interest paid	$31,652	$31,497	$28,430
Income taxes paid	6,158	14,280	10,735
Non-cash items
Issuance of shares on conversion of convertible notes	$15,500	$134,500	$—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
1. Background and Summary of Significant Accounting Policies
(a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” and together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company has operations in Singapore, South Korea, China, Thailand, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
In 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 27, 2009.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of December 27, 2009. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
Proposed Capital Reduction Exercise and Related Financing Transaction
In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813,000 to the shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon the Company being able to obtain adequate debt to fund the cash distribution pursuant to the capital reduction and the repayment of certain of the outstanding debt on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to the Company. In furtherance of the proposed capital reduction, the Company commenced a cash tender offer and consent solicitation in respect of its senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, the Company announced that it would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting as given the economic environment at that time, the Company was not able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.
Acquisition of LSI Corporation’s assembly and test facility in Thailand
In October 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years. The Company financed the initial payment of $50,000 of the purchase consideration with the Company’s cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the balance $46,800 purchase price, after taking into account a contractual net-off of $3,200 of certain receivables from LSI. The purchase price was assigned primarily to property, plant and equipment, and goodwill. The impact of the acquisition was not material to the Company’s consolidated financial position and results of operations.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer
In March 2007, STSPL, a wholly-owned subsidiary of Temasek, announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115,000 aggregate principal amount of zero coupon convertible notes due 2008 and $150,000 aggregate principal amount of 2.5% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and ADSs (excluding the ordinary shares from the potential conversion of the $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008 acquired by STSPL) and $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008. The balance $15,500 outstanding principal amount of the 2.5% convertible subordinated notes due 2008 was converted by its holder into ADS in May 2007.
As of December 27, 2009, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares in May 2008.
In 2007, the Company recorded tender offer expenses of $10,922, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred in 2008 and 2009.
(b) Fiscal Year
STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2009, a 52-week year, ended on December 27, 2009, fiscal year 2008, a 52-week year, ended on December 28, 2008, and fiscal year 2007, a 52-week year, ended on December 30, 2007. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
(c) Accounting Principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
(d) Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company has evaluated all subsequent events through to date the financial statements were issued.
(e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stock to third parties, are recognized as increases or decreases to equity.
(f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; fair value of share-based compensation; and contingent liabilities, among others. Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. Actual results could differ from these estimates.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(g) Foreign Currency Transactions
The Company predominantly utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses which are denominated in foreign currencies are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.
STATS ChipPAC Taiwan Semiconductor Corporation designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of equity.
(h) Certain Risks and Concentrations
The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Asia and Europe. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breadth of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.
The Company’s largest customer accounted for approximately 10%, 12% and 14% of revenues in 2007, 2008 and 2009, respectively. The Company’s ten largest customers collectively accounted for approximately 67.0%, 66.5% and 71.8% of revenues in 2007, 2008 and 2009, respectively. The Company generally does not require collateral on its trade receivables. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures but these methods cannot eliminate all potential credit risk losses. The withdrawal of commitment from any major customer for products, or reduced or delayed demand or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows.
Cash and cash equivalents are deposited with financial institutions primarily in Singapore, Taiwan, Thailand, the United States of America, British Virgin Islands, South Korea, China and Malaysia. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any such losses to date from non-performance by its counterparties.
Thailand, South Korean, Chinese and Malaysian foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China, Thailand and Malaysia.
(i) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts and money market funds as of December 27, 2009.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(j) Restricted Cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 28, 2008 and December 27, 2009, there were $1,012 and $384 of long-term restricted cash, respectively.
(k) Derivative Instruments and Hedging Activities
The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction requires amounts to be classified from other comprehensive income (loss) to earnings.
The Company operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements.
In 2008 and 2009, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 28, 2008 and December 27, 2009, the Company had a series of foreign currency forward contracts with total contract value of approximately $59,000 and $121,600, respectively, qualifying as cash flow hedge. The duration of these instruments are generally less than 12 months. In 2009, the Company had realized and unrealized loss of $5,649 and $2,216, respectively, on its foreign currency forward contracts. In 2008, the Company had realized and unrealized loss of $9,972 and $14,463, respectively, on its foreign currency forward contracts. In 2008 and 2009, the Company have included in earnings, loss on hedging instruments of $9,469 and $400 due to termination of certain of its foreign currency forward contracts and unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
The following shows the Company’s derivative instruments measured at gross fair value as reflected in the balance sheet as of December 27, 2009:

December 27, 2009
Accrued
	Other	operating
	receivables	expenses

Derivatives designated as hedging instruments
Foreign currency forward contracts	$—	$680

Derivatives not designated as hedging instruments
Foreign currency forward contracts	$—	$—

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Derivative in Accounting Standard Codification (“ASC”) No. 815, “Derivatives and Hedging”
The following show the effect of the Company’s derivative instruments designated as cash flow hedges in the Consolidated Statements of Operations:

Year Ended December 27, 2009
		Location of		Location of	Location of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
	Recognized	Reclassified	Reclassified	Reclassified	Reclassified
	in OCI on	from OCI into	from OCI into	from OCI into	from OCI into
	Derivative	Income —	Income —	Income —	Income —
	— Effective	Effective	Effective	Ineffective	Ineffective
	Portion	Portion	Portion	Portion	Portion

		Cost of revenues	$(5,989)	Cost of revenues	$—
Foreign currency forward contracts	$(2,216)	Selling, general and administrative expenses	340	Selling, general and administrative expenses	—

Total	$(2,216)		$(5,649)		$—

(l) Marketable Securities
Marketable securities at December 28, 2008 and December 27, 2009 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, if any, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged related to credit losses being recognized in earnings, and amounts related to all other factors being recognized in other comprehensive loss. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.
(m) Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. Reserves are established for excess and obsolete inventories based on estimates of salability and forecasted future demand. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
(n) Equity Method Investments
Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest, are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(o) Business Combination
Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.
(p) Goodwill
The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognized in a purchase business combination.
The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also uses comparable market analyses.
(q) Intangible Assets
The Company capitalizes direct costs associated with acquisition, development or purchase of patent rights and technology licenses for use in its processes. These costs are amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, Inc. (now known as STATS ChipPAC, Inc.) (“ChipPAC”), the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years
(r)	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Land use rights	50 to 99 years
Building, mechanical and electrical installation	3 to 25 years
Equipment	2 to 8 years

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.
Plant and equipment under capital leases are stated at the present value of minimum lease payments and are amortized straight-line over the estimated useful life of the assets.
(s) Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. In determining the fair value of the long-lived asset, the Company considers the estimated market value from vendors and prices of similar assets.
For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.
(t) Comprehensive Income (Loss)
The Company applies ASC No. 220, “Comprehensive Income” with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, foreign currency translation adjustments and unrealized gain or loss on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive income (loss).
(u) Revenue Recognition
Revenue is derived primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.
Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer.
The Company generally does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the values of the customer supplied materials are neither reflected in revenue nor in cost of revenue.
Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or by customers’ desire to achieve payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Revenue
— packaging — laminate	56.3%	56.5%	57.9%
— packaging — leaded	18.4	18.0	15.1
— test and other services	25.3	25.5	27.0

Total	100.0%	100.0%	100.0%

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
(v) Grants
Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to income on the straight-line basis over the estimated useful lives of the relevant assets.
Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.
There are no restrictions on transferring technology or manufacturing products developed with government grants.
(w) Share-Based Compensation
Share-based compensation represents the cost related to share-based awards made to employees and directors. The Company measures share-based compensation expense for all share based payment awards based on estimated fair value. The Company measures grant-date fair value estimates and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period.
(x) Employee Benefit Plans
STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 27, 2009, there was no shortfall in the plan’s assets. Total pension plan expenses in 2007 and 2008 were approximately $7 and $19, respectively. No pension plan expenses were incurred in 2009.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $470, $471 and $261 in 2007, 2008 and 2009, respectively. The matching contributions are accrued monthly based upon actual employee

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
contribution. The expenses relating to the plan are a minimum annual charge of $2 and $0.028 per person and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan. The Company’s matching contribution to the 401(k) savings plan was suspended in May 2009.
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. The expense for severance benefits in 2007, 2008 and 2009 was approximately $10,671, $8,196 and $3,044, respectively.
Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited, based on their length of service and the latest salary at the time of retirement or involuntary termination. The expense for severance benefits in 2007, 2008 and 2009 were approximately $1,360, $690 and $493, respectively.
Each employee with more than 20 years of service with STATS ChipPAC Malaysia Sdn Bhd is entitled to a single sum payment of $3 upon his or her mandatory retirement from his or her employment at age 55 years. We paid approximately $85, $88 and $20 for such retirement payments in 2007, 2008 and 2009, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $15,331, $16,825 and $13,570 with respect to these retirement plans in 2007, 2008 and 2009, respectively.
(y) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
(z) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2007 and 2008 were insignificant. As discussed in Note 21(b), the Company entered into an amicable settlement with a customer on an alleged breach of contract and other claims arising out of an alleged manufacturing defect in 2009.
(aa) Research and Development
Research and development costs are expensed as incurred.
(bb) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.
In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses, its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense.
The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) (ASC No. 740) in 2007. As a result of this adoption, the Company recognized a charge of approximately $518 to the January 1, 2007 accumulated deficit balance.
(cc) Net Income (Loss) Per Share
Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
The Company excluded certain potentially dilutive securities for each period presented from its diluted net income per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 30,	December 28,	December 27,
	2007	2008	2009
Convertible notes	10,613	—	—
Share plans	15,609	14,310	12,471
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per ordinary share computations for the periods presented below:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Net income	$93,684	$25,702	$10,053
Net income excluding convertible bond interest expense	95,702	25,702	10,053

Weighted average number of ordinary shares outstanding (basic)	2,032,962	2,143,934	2,202,218
Weighted average dilutive shares from share plans	10,581	2,315	12
Weighted average dilutive convertible notes	145,144	—	—

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	2,188,687	2,146,249	2,202,230

(dd) Reclassifications
Certain reclassifications have been made to prior period amounts to conform with classifications used in the current year.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(ee) New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) (ASC No. 820), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. The Company adopted FSP157-2 at the beginning of the first quarter of 2009. The Company’s adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on its consolidated financial position and results of operations. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The Company’s adoption of FSP 157-3 did not have an effect on its consolidated financial position and results of operations.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”) (ASC No. 805), which replaces SFAS No. 141, “Business Combinations”. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company adopted SFAS 141(R) at the beginning of the first quarter of 2009 and the adoption did not have a material impact on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if there are subsequent changes in these valuation allowances.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”) (ASC No. 810). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
periods presented. The adoption of SFAS 160 did not have a significant impact on the Company’s consolidated financial position and results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”) (ASC No. 815), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company’s adoption of SFAS 161 at the beginning of the first quarter of 2009 did not have a material impact on its consolidated financial position and results of operations.
In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Company applied the Codification beginning in the third quarter of 2009.
In August 2009, the FASB issued Accounting Standard Update No. 2009-05 (“FASB ASU 2009-05”) “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. FASB ASU 2009-05 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that used: (a) the quoted price of the identical liability when traded as an asset; and/or (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and/or (2) another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company’s adoption of FASB ASU 2009-05 in the third quarter of 2009 did not have a material impact on its consolidated financial position and results of operations. Refer to Note 24 for information on fair value measurements.
2. Related Party Transactions
As of December 27, 2009, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares on May 22, 2008. In 2008, related interest expense of $1,308 was incurred on these convertible subordinated notes. No related interest were incurred in 2009.
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Temasek divested its equity

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
in Chartered effective December 2009. Net revenues earned from Chartered in 2007, 2008 and 2009 were $9,008, $7,376 and $2,736, respectively.
The Company has $8,561 and $14,970 of cash and cash equivalents, and $19,376 and $24,262 of short and long term marketable securities placed with Temasek affiliated financial institutions as of December 28, 2008 and December 27, 2009, respectively. Interest income earned were $188 and $314 in 2008 and 2009, respectively.
The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $19,808, $16,728 and $2,853 in 2007, 2008 and 2009, respectively.
The amounts owing by (to) affiliates were as follows:

	December 28,	December 27,
	2008	2009
Short-term amounts due from affiliates, accounts receivable, net of allowance for sales returns	$1,955	$1,413
Receivables on assets transfer due from affiliate	22,562	19,482

	$24,517	$20,895

Short-term amounts due to affiliates
Accounts payable	$(1,388)	$(17)

In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company had separately classified the related assets of $29,638 in 2006 to assets held for sale, a component of other non-current assets. During 2008, $10,021 of the related assets has been transferred to ANST. In 2009, the assets held for sale had been fully transferred to ANST. Realized gains on assets held for sales of $1,154, $168 and $425 have been recognized in 2007, 2008 and 2009, respectively.
In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $208, $1,253 and $726 were earned in 2007, 2008 and 2009, respectively.
3. Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 28,	December 27,
	2008	2009

Cash at banks and on hand	$88,800	$124,734
Cash equivalents
Bank fixed deposits	141,924	100,361
Money market funds	65,192	63,588

	$295,916	$288,683

4. Marketable Securities
Marketable securities consist of the following:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	December 28,	December 27,
	2008	2009
Available-for-sale corporate debt securities and bank fixed deposits	$57,507	$79,208
Gross unrealized gains	—	233
Gross unrealized losses	(606)	—

Fair value	$56,901	$79,441

Maturities of marketable securities (at fair value) are as follows:

	December 28,	December 27,
	2008	2009
Marketable securities:
Due in one year or less	$41,314	$62,512
Due after one year through five years	15,587	16,929

	$56,901	$79,441

Gross realized gains and losses in 2007 were $127 and $258, respectively. Gross realized gains and losses in 2008 were $36 and $nil, respectively. Gross realized gains and losses in 2009 were $10 and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities in 2007, 2008 and 2009 were $43,259, $79,896 and $47,399, respectively.
5. Accounts Receivable
Accounts receivable consists of the following:

	December 28,	December 27,
	2008	2009

Accounts receivable — third parties	$145,628	$214,022
Allowance for sales returns	(6,108)	(5,256)

	$139,520	$208,766

Movements in the allowance for sales returns are as follows:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Beginning	$3,406	$6,268	$6,108
Utilized during the year	(98)	(4,122)	(949)
Charged during the year	4,681	4,144	2,359
Writeback during the year	(1,721)	(182)	(2,262)

Ending	$6,268	$6,108	$5,256

6. Other Receivables
Other receivables consist of the following:

	December 28,	December 27,
	2008	2009

Deposits and staff advances	$911	$1,294
Taxes receivable	833	1,001
Grants receivables	117	421
Other receivables	6,496	8,839

	$8,357	$11,555

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
7. Inventories
Inventories consist of the following:

	December 28,	December 27,
	2008	2009

Raw materials	$50,775	$49,165
Work-in-progress	8,328	11,379
Finished goods	1,614	1,315

	$60,717	$61,859

8. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 28,	December 27,
	2008	2009

Debt issuance cost, net of accumulated amortization	$—	$464
Other prepayments and assets	9,999	14,220
Deferred income tax assets	4,694	5,081

	$14,693	$19,765

Prepaid expenses and other non-current assets consist of the following:

	December 28,	December 27,
	2008	2009

Deferred income tax assets	$13,095	$15,841
Other deposits	295	276
Debt issuance cost, net of accumulated amortization	4,212	2,006
Assets held for sale	43	—
Others	6,548	3,104

	$24,193	$21,227

9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 28,	December 27,
	2008	2009
Cost:
Freehold land	$10,703	$10,833
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	269,046	278,492
Equipment	2,216,667	2,255,290

Total cost	$2,516,280	$2,564,479
Total accumulated depreciation	(1,299,938)	(1,448,982)

Property, plant and equipment, net	$1,216,342	$1,115,497

Depreciation charged to results of operations, including depreciation related to assets under capital leases in 2007, amounted to $246,554, $275,044 and $257,052 in 2007, 2008 and 2009, respectively.
The Company routinely reviews the remaining estimated useful lives of its equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment. However, due to the nature of the packaging and testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its equipment.
Equipment impairment charges of $21,091 were recorded in 2008 as a result of the Company’s ongoing assessment of property, plant and equipment for impairment. The equipment impairment

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
charges were taken because continued softness in demand in the end-markets to which certain of the equipment was dedicated had reduced the anticipated future usage of such equipment. No impairment charge was incurred in 2009.
Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan, Incheon City, South Korea and Pathumthani, Thailand are located on freehold land.
There was no equipment under capital lease as of December 28, 2008 and December 27, 2009.
10. Intangible Assets
Intangible assets consist of the following:

	December 28,	December 27,
	2008	2009
Cost:
Tradenames	$7,700	$7,700
Technology and intellectual property	32,000	32,000
Customer relationships	99,300	99,300
Patent costs, software, licenses and others	43,990	47,905

Total cost	$182,990	$186,905
Total accumulated amortization	(138,228)	(146,912)

Intangible assets, net	$44,762	$39,993

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Tradenames	$1,100	$1,100	$1,100
Technology and intellectual property	3,200	3,200	3,200
Patent costs, software, licenses and others	3,498	4,347	5,278

	$7,798	$8,647	$9,578

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 27, 2009 is summarized as follows:

2010	$8,071
2011	7,124
2012	5,598
2013	4,308
2014	4,886
Thereafter	10,006

Total	$39,993

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
11. Goodwill
The changes in the carrying value of goodwill are as follows:

	December 28,	December 27,
	2008	2009
Beginning	$547,958	$551,132
Purchase adjustments	3,174	—

Ending	$551,132	$551,132

As of December 27, 2009, the Company had goodwill of $2,209 related to the acquisition of STATS ChipPAC Taiwan Semiconductor Corporation, $524,114 related to the acquisition of ChipPAC and $24,809 related to acquisition of the assembly and test operations in Thailand. In 2008, purchase adjustments of $3,174 related to the deferred taxes valuation and other tax liabilities were recorded.
In 2007, 2008 and 2009, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
The Company cannot predict the occurrence of certain events or circumstances that might adversely affect the carrying value of goodwill in future. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions and the impact of the economic environment on the Company’s business.
12. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 28,	December 27,
	2008	2009
Staff costs and accrued restructuring charges	$49,224	$42,304
Purchase of raw materials	4,636	12,993
Maintenance fees, license fees and royalties	5,025	3,488
Interest expense	7,536	7,339
Provision for vacation liability	4,697	1,859
Liability for uncertain tax positions	34,621	4,223
Others	42,330	28,791

	$148,069	$100,997

13. Income Taxes
Income (loss) before income taxes consists of the following:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Singapore	$(9,416)	$(9,652)	$207
Foreign	138,499	58,974	14,531

	$129,083	$49,322	$14,738

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Income tax (expense) benefit consists of the following:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Current tax:
Singapore	$—	$—	$—
Foreign	(23,192)	(13,679)	(1,589)

Total current tax	$(23,192)	$(13,679)	$(1,589)

Deferred tax:
Singapore	$(2,000)	$(5,804)	$(998)
Foreign	(4,389)	311	(1,125)

Total deferred tax	$(6,389)	$(5,493)	$(2,123)

	$(29,581)	$(19,172)	$(3,712)

A reconciliation of the expected tax expense at the Singapore statutory rate of tax to actual tax expense is as follows:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Income tax expense computed at Singapore statutory rate of 17.0% (2008 and 2007: 18.0%)	$23,235	$8,878	$2,505
Non-deductible expenses	4,948	9,018	8,944
Non-taxable income, including income exemption	(1,558)	(9,287)	(13,193)
Differences in tax rates, including undistributed earnings	10,239	7,411	10,351
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(18,381)	(3,694)	(4,041)
Effect of change in statutory tax rate on deferred tax assets	3,721	—	3,142
Tax benefits from employee share option plans	(90)	(100)	(23)
Reinvestment allowance	(4,516)	(1,392)	(1,316)
Change in valuation allowance	12,163	25,446	(10,101)
Taxable foreign exchange adjustment and foreign net operating loss	(3,645)	(17,293)	7,101
Unrecognized tax benefits and other items, net	3,465	185	343

Income tax expense	$29,581	$19,172	$3,712

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The deferred tax assets as of December 28, 2008 and December 27, 2009 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 28, 2008 and December 27, 2009 are as follows:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	December 28,	December 27,
	2008	2009

Deferred income tax assets:
Operating loss carryforwards	$26,335	$25,497
Investment, and research and development tax credits	50,609	53,074
Reinvestment allowance	40,876	42,405
Property, plant and equipment	42,312	35,635
Others	15,051	11,604

	175,183	168,215
Valuation allowance	(157,394)	(147,293)

	$17,789	$20,922

Deferred income tax liabilities:
Property, plant and equipment	$27,212	$32,390
Allowances and reserves	1,989	1,669

	$29,201	$34,059

Net deferred income tax assets (liabilities)	$(11,412)	$(13,137)

In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards in 2004. In 2007 and 2008, $4,040 and $991 of the United States, South Korea and China net operating loss carryforwards and tax credit carryforwards, respectively, were utilized and accordingly the goodwill related to the acquisition of ChipPAC was reduced by $4,040 and $991, respectively. Subsequent to the adoption of FAS141(R) (ASC No. 805) effective date January 1, 2009, the above rule will no longer apply and any benefit realized will be recorded as a reduction of income tax expense.
As of December 27, 2009, the Company had approximately $115,872 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2010 to 2026.
As of December 27, 2009, the Company had approximately $5,847, $276,118, $47,227 and $169,620 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2010 through 2013.
The Company recorded a valuation allowance of $157,394 and $147,293 as of December 28, 2008 and December 27, 2009, respectively, which represents an increase of $25,446 and a decrease $10,101 in 2008 and 2009, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company established a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, that the deferred tax assets will be realized.
The Company’s subsidiary in China, STATS ChipPAC Shanghai Co., Ltd., qualifies for a tax holiday from State Department of China under the foreign investment policy. STATS ChipPAC Shanghai Co., Ltd. is exempted from tax for two years followed by three years of 50% tax exemption, commencing from the first profitable year of operations (2006). This tax holiday will expire on December 31, 2010.
Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
by STSPL were not affected subject to the fulfillment of certain continuing conditions. Concurrently, approximately $311,611 of such tax losses and capital allowance carryforwards continued to be made available to the Company’s operations in Singapore.
In 2008, the Company recorded a $4,165 increase in tax reserves relating to certain tax matters prior to August 2004. This increased the goodwill related to the acquisition of ChipPAC accordingly by $4,165 in 2008. In addition, the Company reclassified $17,930 relating to certain tax matters prior to August 2004 from deferred tax liabilities to liability for unrecognized tax benefits in 2008. A reconciliation of the unrecognized tax benefits is as follows:

	December 30,	December 28,	December 27,
	2007	2008	2009

Unrecognized tax benefits:
Beginning	$518	$21,422	$42,120
Increases related to prior year tax positions	13,521	24,211	—
Increases related to current year tax positions	7,383	927	7,258
Decreases related to current year tax positions	—	(4,111)	(1,026)
Decreases related to payments to and settlements with taxing authorities	—	(150)	(33,453)
Decreases as a result of lapse of applicable statute limitations	—	(179)	(151)

Ending	$21,422	$42,120	$14,748

It is estimated that the uncertain tax position will increase by approximately $1,565 in the next twelve months given the same level of future taxable profit as 2009. The Company also expects the uncertain tax position to decrease by approximately $4,257 in the next twelve months due to payments to and settlements with taxing authorities. Included in the cumulative unrecognized tax benefits is an amount of $14,748 which if recognized, would impact the effective tax rate for 2009.
The Company’s continuing practice is to recognize interest and penalties related to the unrecognized tax benefits in the income tax expense. In 2009, the Company recognized $526 of interest and penalties in earnings. As of December 27, 2009, the Company does not have any accrued interest and penalties.
Annually, the Company files income tax returns in various jurisdictions. The years still open to audit by the foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2003 onward), South Korea (2002 onward), Malaysia (2003 onward), United States (1999 onward), China (2002 onward) and Taiwan (2006 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.
In 2008, the Singapore Economic Development Board (“EDB”) offered the Company a five year tax incentive for its Singapore operations commencing July 1, 2007, whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 17% (18% prior to 2009), subject to the fulfillment of certain continuing conditions.
14. Short-Term Borrowings
The Company has a line of credit from Bank of America with a credit limit of $50,000, of which $50,000 was outstanding as of December 27, 2009 over two loan tranches of $25,000 each. The principal of and interest on the two loan tranches of $25,000 each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months.
STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications with a credit limit of $15,000 in June 2009. As of December 27, 2009, $6,000 of loan under this credit facility was outstanding over two loan tranches of $3,000 each. The principal of the two loan tranches of $3,000 each is payable at maturity in June 2010. Interest on the two loan tranches of $3,000 each is

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.
15. Long-Term Borrowings
Long-term debts consist of the following:

	December 28,	December 27,
	2008	2009

6.75% senior fixed-rate notes	$215,000	$213,000
7.5% senior fixed-rate notes	150,000	150,000
6% promissory note	26,800	16,800
U.S. dollars bank loan at floating rates	6,600	—
Taiwan dollar loans and commercial papers at floating rates	25,053	22,167

Total long-term borrowings	423,453	401,967
Less: current amounts	(26,953)	(168,786)

Non-current amounts	$396,500	$233,181

On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.
In March 2009, the Company repurchased $2,000 aggregate principal amount of its $215,000 6.75% Senior Notes due 2011 for $1,724 (excluding interest). The Company financed the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of $276 in 2009. The Company has deposited the repurchased $2,000 principal amount of senior notes with a banking institution to hold in custody and accordingly, these senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.
On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
On October 2, 2007, the Company issued a $50,000 promissory note carrying interest, payable annually, of 6% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3,200 amounted to $46,800 as of December 30, 2007. The promissory note is payable over 4

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
yearly installments of $20,000, $10,000, $10,000 and $6,800 over the next 4 years. The first and second installment of $20,000 and $10,000, respectively, were paid to LSI in 2008 and 2009. As of December 27, 2009, the amount payable to LSI under the promissory note was $16,800.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $112,430 based on exchange rate as of February 1, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. As of December 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21,861 based on exchange rate as of February 1, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately $18,738 based on exchange rate as of February 1, 2010) loan with new credit facilities of NT$873.0 million (approximately $27,264 as of February 1, 2010) obtained from various bank and financial institutions. As of December 27, 2009, $19,270 of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.73% to 1.96% per annum and maturities ranging from May 2011 to May 2012. As of December 27, 2009, $4,640 of loan under these credit facilities with maturity in 2012 were classified as short-term liabilities due to the expectation of early repayment of certain of these credit facilities.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately $9,369 as of February 1, 2010) credit facility from Mega Bank of which $2,898 borrowings was outstanding as of December 27, 2009. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of $6,353 as of December 27, 2009.
Annual maturities of long-term debts as of December 27, 2009 are as follows:

Payable in year
2010	$168,786
2011	230,844
2012	2,337

Total	$401,967

The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, on an unsecured senior basis. See Note 26, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, are subject to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, which, among other things, limit their ability to incur additional indebtedness, prepay subordinated debts, make investments, declare or pay dividends, enter into transactions with affiliates, sell assets, enter into sale and leaseback transactions, incur liens and encumbrances, enter into merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness. At December 28, 2008, and December 27, 2009, the Company was in compliance with all covenants.
16. Unutilized Credit Facilities
As of December 28, 2008 and December 27, 2009, the Company have other undrawn banking and credit facilities consisting of short-term loans, long-term loans and bank guarantees of $41,571 and $36,383, respectively, with financial institutions in various countries. The notional letters of credit amounts outstanding as of December 28, 2008 and December 27, 2009 were $884 and $nil, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
17. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 28,	December 27,
	2008	2009

Deferred tax liabilities	$29,191	$33,932
Accrued retirement and severance benefits	22,908	11,662
Liability for uncertain tax positions	7,499	10,525
Others	4,546	3,210

	$64,144	$59,329

Changes in accrued retirement and severance benefits in 2008 and 2009 are as follows:

	December 28,	December 27,
	2008	2009

Beginning	$39,237	$23,083
Provision for retirement and severance benefits	8,166	4,394
Severance payments	(15,752)	(14,934)
Foreign currency (gain) loss	(8,568)	558

Ending	$23,083	$13,101
Payments on deposits with Korean National Pension Fund	(175)	(130)
Plan assets	—	(1,309)

Ending, net of payments on deposits	$22,908	$11,662

18. Share Capital, Share Options and Incentive Plans
As a result of the employees exercising their share options and purchase rights in 2007 and 2008, 27,793,536 and 9,745,970 ordinary shares were issued, respectively. There was no issuance of ordinary shares in 2009.
In 2008, the Company issued 145,138,660 ordinary shares to STSPL upon conversion of $134,500 aggregate principal amount of its 2.5% convertible subordinated notes due 2008, respectively.
As of December 27, 2009, the Company had outstanding grants under two share-based compensation plans. Two of the Company’s share-based compensation plans were terminated in 2008 pursuant to the Company’s consideration on replacement of its long term compensation strategy.
For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The fair value of the share-based compensation expense was as follows:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Cost of revenues	$4,783	$905	$190
Selling, general and administrative	3,118	875	242
Research and development	968	228	69
Accelerated share-based compensation	—	1,562	—

	$8,869	$3,570	$501

The share-based compensation expense in 2009 was not material.
In 2007, the Company issued Restricted Shares Units (“RSUs”) and contingent Performance Share Plan (“PSP”) awards pursuant to the Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”), respectively. In 2007, no share options were granted, as the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended. In 2008, the Company terminated the PSP and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”). No RSUs, contingent Performance Share Plan awards, employee share purchase rights or share options were granted in 2008.
Concurrently with the tender offer (refer to “Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer” in Note 1(a)), STSPL made an options proposal to all holders of options granted under the STATS ChipPAC share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85,348,090 options were surrendered pursuant to the options proposal.
The following table summarizes share option activity in 2007, 2008 and 2009:

		Weighted Average
	Options	Exercise Price
	(In thousands)	Aggregate intrinsic
		value (in thousands)
Options outstanding at December 31, 2006	116,800	$0.99
Lapsed and forfeited	(4,222)	1.25
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,244)	0.62

Options outstanding at December 30, 2007	15,986	$1.70
Lapsed and forfeited	(1,559)	1.60
Exercised	(37)	0.55

Options outstanding at December 28, 2008	14,390	$1.83
Lapsed and forfeited	(1,891)	2.00

Options outstanding at December 27, 2009	12,499	$1.80

Exercisable at December 30, 2007	15,328	$1.53

Exercisable at December 28, 2008	14,303	$1.53

Exercisable at December 27, 2009	12,471	$1.50

The following table summarizes information about share options outstanding at December 27, 2009:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/27/2009	Life	Price	12/27/2009	Life	Price
	(In thousands)			(In thousands)
$0.22 to $0.29	28	3.0 years	$0.29	28	3.0 years	$0.29
$0.43 to $0.47	1	1.3 years	$0.46	1	1.3 years	$0.46
$0.55 to $0.87	456	2.9 years	$0.76	428	2.8 years	$0.76
$0.91 to $1.07	1	1.5 years	$1.07	1	1.5 years	$1.07
$1.16 to $1.64	11,352	2.3 years	$1.39	11,352	2.3 years	$1.39
$2.04 to $2.61	18	0.5 years	$2.61	18	0.5 years	$2.61
$3.99	643	0.3 years	$3.99	643	0.3 years	$3.99

	12,499	2.3 years		12,471	2.3 years

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes information on the RSUs in 2007, 2008 and 2009:

		Weighted
	Number	average grant-
	outstanding	date fair value
	(In thousands)
Granted in 2007	6,970	$0.86
Cancelled	(668)	0.86

Outstanding as of December 30, 2007	6,302	$0.86
Cancelled	(655)	0.86
Vested	(2,083)	0.86

Outstanding as of December 28, 2008	3,564	$0.85
Cancelled	(238)	0.85
Vested	(1,735)	0.85

Outstanding as of December 27, 2009	1,591	$0.85

In 2008, 2.1 million ordinary shares were issued pursuant to the RSP. In 2009, $1,488 was paid to the participants of the RSP as settlement of the vested 1.7 million RSUs made in cash. The Company intends to settle all future RSUs in cash.
At our annual shareholders’ meeting in April 2009, the Company obtained shareholders’ approval for the adoption of the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Equity Grant Plan”) and the STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP 2009”).
Subject to certain rules of the NED Equity Grant Plan including consequences arising from cessation of a directorship and change of control of the Company, the number of the Company’s ordinary shares deliverable under the NED Equity Grant Plan shall occur on or after December 31, 2011. The number of the Company’s ordinary shares to be issued to each participant of the NED Equity Grant Plan shall be determined by the Executive Resource and Compensation Committee (“ERCC”) and is subject to the achievement by the Company of the prescribed performance targets over the relevant performance period and any other criteria and considerations deemed appropriate by the ERCC.
The maximum number of the Company’s ordinary shares which could be issued under the NED Equity Grant Plan on any date when added to the total number of new ordinary shares in the capital of the Company issued and issuable under the NED Equity Grant Plan, shall not exceed 0.45% of the total number of the Company’s outstanding ordinary shares.
No participant has been awarded shares under the NED Equity Grant Plan in 2009.
Each performance share under the PSP 2009 represents an unfunded and unsecured promise of the Company to issue or transfer ordinary shares of the Company with no exercise or purchase price. Contingent awards of performance shares are granted as the ERCC may, on the recommendation by the management of the Company, determine in its absolute discretion. Subject to certain rules of the PSP 2009 including consequences arising from termination of employment of a participant and change of control of the Company, vesting of the performance shares comprised in outstanding awards shall occur on December 31, 2011. Determination of the number of ordinary shares deliverable with respect to any performance share award is subject to the achievement by the Company of the prescribed performance targets set by the ERCC over the relevant performance period.
The maximum permissible number of ordinary shares of the Company which could be issued pursuant to awards granted under the PSP 2009 on any date when added to the total number of new ordinary shares in the capital of the Company issued and issuable pursuant to awards granted under the PSP 2009, shall not exceed 5.02% of the total number of the Company’s outstanding ordinary shares.
Performance shares contingently awarded under the PSP 2009 are generally not transferable. A grantee of a contingent award of performance shares has no rights as a shareholder with respect to any ordinary shares covered by any contingent award of performance shares until such ordinary shares have been delivered in accordance with the terms of the PSP 2009.
Since the commencement of the PSP 2009 in 2009, contingent awards aggregating between 34,000,000 and 88,819,964 performance shares have been awarded under the PSP 2009,

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
representing the corresponding number of ordinary shares to be delivered if the performance targets set by the ERCC are achieved.
In 2009, no share-based compensation expense was recognized for the NED Equity Grant Plan and PSP 2009.
Under the listing rules of the Singapore Exchange Securities Trading Limited, the aggregate number of shares which could be issued under all the share plans of the Company shall not exceed 15% of the total number of the issued shares of the Company from time to time (excluding any treasury shares).
19. Share Repurchase
The Company is incorporated in Singapore. Based on the Companies (Amendment) Act 2005 of Singapore, a Singapore company can repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. At the annual general meeting in April 2009, the Company obtained shareholders’ approval for the repurchase of up to approximately 55 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or is required by law to be held or the date which the approval is revoked or varied. As of December 27, 2009, the Company had not repurchased any shares.
20. Accumulated Other Comprehensive (Loss) Income
The components of accumulated other comprehensive loss are as follows:

	December 28,	December 27,
	2008	2009

Currency translation loss	$(7,589)	$(6,240)
Unrealized loss on hedging instruments	(4,113)	(680)
Unrealized gain (loss) on available-for-sale marketable securities	(606)	233

	$(12,308)	$(6,687)

21. Commitments and Contingencies
(a) Commitments
As of December 28, 2008 and December 27, 2009, unconditional purchase obligations consist of the following:

	December 28,	December 27,
	2008	2009

Capital commitments
Building, mechanical and electrical installation	$2,187	$5,623
Equipment	33,522	73,253

Other commitments
Inventories	$27,848	$41,433

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated cumulative payments of approximately $45,364 for 2010 through 2016.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2007, 2008 and 2009 was $11,277, $11,794 and $11,473, respectively.
The Company has leased certain plant and equipment under operating leases. These leases extend through 2012. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases in 2007, 2008 and 2009 were $1,954, $4,662 and $5,884, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 27, 2009 were:

Payable in year
2010	17,006
2011	11,603
2012	8,522
2013	7,149
2014	7,180
Thereafter	18,591

Total	$70,051

(b) Contingencies
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
In February 2006, the Company and its wholly-owned subsidiaries, ChipPAC and STATS ChipPAC (BVI) Limited, were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.
In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation.
In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
three of the same patents asserted by Tessera in the California Litigation. The Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation.
The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
The Company believes that it has a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
The Company also, from time to time, receive from customers request for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on the Company’s business, financial condition and results of operations.
In 2009, Freescale Semiconductor, Inc. (“Freescale”), a customer of the Company, notified the Company that, it filed a complaint against the Company in the United States District Court for the Western District of Texas in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by the Company. Freescale demanded mediation of the claims, as required by its underlying contract with the Company. The Company filed an answer to Freescale’s complaint as well as a counterclaim in the United States District Court for the Western District of Texas. The parties reached an amicable settlement of the aforementioned claim by Freescale and the Company’s counterclaim in the third quarter of 2009. The associated legal settlement costs have been fully reserved and reflected in the Company’s financial statements in 2009.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operate. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $13,725 based on the exchange rate as of February 1, 2010) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. ChipPAC appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”). On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,316 based on the exchange rate as of February 1, 2010) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. In the event that the Company was not successful with the appeal,

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
the maximum amount that would have been payable under the tax assessments issued in 2002 and 2004 including potential interest and local surtax as of December 27, 2009 was estimated to be 37.4 billion South Korean Won (approximately $32,082 based on the exchange rate as of February 1, 2010).
On July 7, 2009, the NTS issued a notice on the termination of the MAP. Consequently, a revised tax assessment was issued to ChipPac’s subsidiary in South Korea for 10.6 billion South Korean Won (approximately $9,093 based on the exchange rate as of February 1, 2010). This revised tax assessment replaced the prior tax assessments issued in 2002 and 2004. The tax liability amounts from the revised tax assessment have been fully reserved as liability from uncertain tax positions in the Company’s financial statements. In 2009, the Company reduced its accrued liability related to the uncertain tax positions by $3,081 following the termination of the MAP. The Company paid the tax liability amounts from the revised tax assessment between August and September 2009. The two corporate guarantees in the aggregate of 18.7 billion South Korean Won (approximately $16,041 based on the exchange rate as of February 1, 2010) previously provided by ChipPAC to the NTS were released in September 2009.
22. Restructuring Charges
In 2009, the Company recorded severance and related charges of $16,072 in connection with its restructuring plan involving the reduction of approximately 620 employees, representing approximately 5% of its global workforce.
In 2008, the Company recorded restructuring expenses of $19,790 in 2008. The restructuring expenses in 2008 consisted of severance and related charges of $6,000 in connection with the Company’s reduction of workforce by 335 employees in 2008 and a further severance and related charges of $13,790 in connection with the Company’s restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of its global workforce, which the Company announced in December 2008.
The Company implemented the restructuring plan to aggressively reduce its operating costs in response to the severe operating environment during those periods and to realign its organization’s structure and efficiency.
23. Other Non-Operating Income (Expense)

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Gain (loss) on sale of marketable securities	$(131)	$36	$10
Gain from repurchase of senior notes	—	—	276
Other expense, net	(311)	(9)	(2,302)

	$(442)	$27	$(2,016)

24. Fair Value of Financial Instruments
The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. These tiers include: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following tables set forth the fair value of the Company’s financial assets and liabilities, excluding interest components, that were accounted for at fair value on a recurring basis as of December 28, 2008 and December 27, 2009, respectively:

	Fair value measurement
	as of December 28, 2008
	Level 1	Level 2	Level 3	Total

Assets:
Short-term marketable securities	$41,314	$—	$—	$41,314
Long-term marketable securities	15,587	—	—	15,587

Total assets measured and recorded at fair value	$56,901	$—	$—	$56,901

Liabilities:
Accrued operating expenses	$—	$7,078	$—	$7,078
(foreign currency forward contracts)

Total liabilities measured and recorded at fair value	$—	$7,078	$—	$7,078

	Fair value measurement
	as of December 27, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Short-term marketable securities	$62,512	$—	$—	$62,512
Long-term marketable securities	16,929	—	—	16,929

Total assets measured and recorded at fair value	$79,441	$—	$—	$79,441

Liabilities:
Accrued operating expenses	$—	$680	$—	$680
(foreign currency forward contracts)

Total liabilities measured and recorded at fair value	$—	$680	$—	$680

The following tables set forth the estimated fair value of the Company’s financial liabilities that are not measured at fair value on a recurring basis as of December 28, 2008 and December 27, 2009, respectively:

	Estimated fair value measurement
	as of December 28, 2008
	Level 1	Level 2	Level 3	Total

Liabilities:
Senior notes	$—	$268,250	$—	$268,250

Total liabilities not measured and recorded at fair value	$—	$268,250	$—	$268,250

	Estimated fair value measurement
	as of December 27, 2009
	Level 1	Level 2	Level 3	Total

Liabilities:
Senior notes	$—	$363,180	$—	$363,180

Total liabilities not measured and recorded at fair value	$—	$363,180	$—	$363,180

The carrying values of the senior notes as of December 27, 2009 were $363,000.
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.
25. Business Segment, Geographic and Major Customer Data
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

United States
— packaging — laminate	$690,297	$692,734	$579,131
— packaging — leaded	259,732	230,434	165,592
— test and other services	283,735	279,348	216,864

	1,233,764	1,202,516	961,587

Asia
— packaging — laminate	213,857	189,742	129,401
— packaging — leaded	32,576	55,869	26,513
— test and other services	121,410	126,855	131,616

	367,843	372,466	287,530

Europe
— packaging — laminate	25,928	55,027	59,039
— packaging — leaded	11,154	12,170	8,074
— test and other services	12,871	16,009	9,455

	49,953	83,206	76,568

Total
— packaging — laminate	930,082	937,503	767,571
— packaging — leaded	303,462	298,473	200,179
— test and other services	418,016	422,212	357,935

	$1,651,560	$1,658,188	$1,325,685

Long-lived assets by geographical area were:

	Year Ended
	December 28,	December 27,
	2008	2009

Singapore	$227,636	$260,973
United States	17,666	8,572
Rest of Asia	971,040	845,952

Total	$1,216,342	$1,115,497

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Net assets by geographical area were:

	Year Ended
	December 28,	December 27,
	2008	2009

Singapore	$493,739	$583,623
United States	136,536	124,980
Rest of Asia	918,382	856,066

Total	$1,548,657	$1,564,669

In 2009, the Company’s ten largest customers accounted for 71.8% of its net revenues. The Company’s top three largest customers contributed approximately 14%, 13% and 12%, respectively, of its net revenues in 2009.
26. Condensed Consolidating Financial Information
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011, of which $213,000 is outstanding as of December 27, 2009. The senior notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) STATS ChipPAC, Inc., STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd., STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries and STATS ChipPAC Korea Ltd. did not provide guarantees.
The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the issuer of the $213,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $213,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $213,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 30, 2007

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$432,058	$613,248	$1,199,553	$333,329	$(926,628)	$1,651,560
Cost of revenues	330,428	526,608	1,077,722	278,235	(882,709)	1,330,284

Gross profit	101,630	86,640	121,831	55,094	(43,919)	321,276

Operating expenses:
Selling, general and administrative	54,715	15,336	65,966	9,887	(33,311)	112,593
Research and development	13,931	10,262	19,522	1,833	(10,630)	34,918
Restructuring charges	990	—	—	—	—	990
Tender offer expenses	10,119	—	803	—	—	10,922
Held for sale asset impairment	—	—	1,725	—	—	1,725

Total operating expenses	79,755	25,598	88,016	11,720	(43,941)	161,148

Operating income	21,875	61,042	33,815	43,374	22	160,128

Other income (expense), net:
Interest income	3,807	425	4,086	971	(2,031)	7,258
Interest expense	(33,904)	(3,094)	(4,187)	(1,296)	2,031	(40,450)
Foreign currency exchange gain	1,968	322	179	18	—	2,487
Equity gain from investment in equity investee	102	—	—	—	—	102
Equity gain from investment in subsidiaries	99,636	—	24,735	—	(124,371)	—
Dividend income from subsidiary	5,486	—	—	—	(5,486)	—
Other non-operating income (expense), net	(3,286)	3,429	(877)	292	—	(442)

Total other income (expense), net	73,809	1,082	23,936	(15)	(129,857)	(31,045)

Income before income taxes	95,684	62,124	57,751	43,359	(129,835)	129,083
Income tax expense	2,000	11,402	7,583	8,596	—	29,581

Net income	93,684	50,722	50,168	34,763	(129,835)	99,502

Less: Net income attributable to the noncontrolling interest	—	—	—	—	(5,818)	(5,818)

Net income attributable to STATS ChipPAC Ltd.	$93,684	$50,722	$50,168	$34,763	$(135,653)	$93,684

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 30, 2007

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income attributable to STATS ChipPAC Ltd.	$93,684	$50,722	$50,168	$34,763	$(135,653)	$93,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,095	65,509	54,937	49,818	(7)	254,352
Amortization of leasing prepayments	11	—	—	—	—	11
Debt issuance cost amortization	2,446	—	115	—	—	2,561
(Gain) loss on sale of property, plant and equipment	1,090	(1)	(36)	(1,070)	—	(17)
Held for sale asset impairment	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,830	—	—	—	—	4,830
Foreign currency exchange loss (gain)	(16)	—	—	755	(15)	724
Share-based compensation expense	3,192	3,958	1,531	188	—	8,869
Deferred income taxes	2,000	(9,079)	2,490	914	—	(3,675)
Net income attributable to the noncontrolling interest	—	—	—	—	5,818	5,818
Equity gain from investment in equity investee	(102)	—	—	—	—	(102)
Equity gain from investment in subsidiaries	(99,636)	—	(24,735)	—	124,371	—
Others	280	(17)	59	1,282	—	1,604
Changes in operating working capital:
Accounts receivable	2,828	—	(30,059)	(350)	—	(27,581)
Amounts due from affiliates	55,562	(23,032)	(40,574)	(46,951)	41,357	(13,638)
Inventories	17,382	3,354	(3,868)	12,731	—	29,599
Other receivables, prepaid expenses and other assets	4,091	6,597	(2,239)	(1,337)	—	7,112
Accounts payable, accrued operating expenses and other payables	(21,209)	36,516	41,981	(12,996)	(262)	44,030
Amounts due to affiliates	40,330	12,162	(20,287)	10,758	(41,357)	1,606

Net cash provided by operating activities	190,858	146,689	31,208	48,505	(5,748)	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$19,660	$—	$19,660
Proceeds from maturity of marketable securities	2,614	—	—	20,985	—	23,599
Purchases of marketable securities	—	—	—	(27,450)	—	(27,450)
Cash injection in subsidiaries	(60,214)	—	—	—	60,214	—
Acquisition of intangible assets	(2,247)	(446)	(2,500)	(1,569)	—	(6,762)
Acquisition of business	—	—	(100,000)	—	—	(100,000)
Purchases of property, plant and equipment	(43,237)	(145,307)	(31,319)	(46,525)	34,100	(232,288)
Proceeds from sale of assets held for sale	—	—	657	21,172	—	21,829
Others, net	16,049	6,983	4,228	9,164	(34,100)	2,324

Net cash used in investing activities	(87,035)	(138,770)	(128,934)	(4,563)	60,214	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(48)	$—	$(6,501)	$—	$(6,549)
Repayment of long-term debts	(114,118)	(5,070)	—	(51,330)	—	(170,518)
Proceeds from issuance of shares	19,851	—	58,500	1,452	(59,952)	19,851
Repurchase and redemption of convertible notes	(36,800)	—	—	—	—	(36,800)
Proceeds from promissory notes	—	—	50,000	—	—	50,000
Proceeds from bank borrowings	50,000	3,600	—	29,257	—	82,857
Increase in restricted cash	—	—	(614)	(17)	—	(631)
Capital lease payments	—	(3,680)	—	—	—	(3,680)
Distribution to noncontrolling interest in subsidiary	—	—	—	(10,466)	5,486	(4,980)

Net cash provided by (used in) financing activities	(81,067)	(5,198)	107,886	(37,605)	(54,466)	(70,450)

Net increase in cash and cash equivalents	22,756	2,721	10,160	6,337	—	41,974
Effect of exchange rate changes on cash and cash equivalents	—	—	—	30	—	30
Cash and cash equivalents at beginning of the year	69,057	22,503	55,785	24,112	—	171,457

Cash and cash equivalents at end of the year	$91,813	$25,224	$65,945	$30,479	$—	$213,461

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$146,281	$12,807	$95,239	$41,589	$—	$295,916
Short-term marketable securities	—	—	—	41,314	—	41,314
Accounts receivable, net	52,301	—	79,313	7,906	—	139,520
Short-term amounts due from affiliates	645,175	662	212,407	13,157	(860,610)	10,791
Other receivables	2,490	1,343	3,881	643	—	8,357
Inventories	13,306	26,284	11,237	9,890	—	60,717
Prepaid expenses and other current assets	1,773	8,488	2,866	1,566	—	14,693

Total current assets	861,326	49,584	404,943	116,065	(860,610)	571,308
Long-term marketable securities	15,587	—	—	—	—	15,587
Long-term amounts due from affiliates	—	—	—	13,726	—	13,726
Property, plant and equipment, net	227,636	374,189	297,950	316,567	—	1,216,342
Investment in equity investee	9,001	—	—	—	—	9,001
Investment in subsidiaries	1,030,329	—	92,050	—	(1,122,379)	—
Intangible assets	12,024	1,406	29,200	2,132	—	44,762
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	634	15	363	—	1,012
Prepaid expenses and other non-current assets	9,140	8,205	1,033	5,815	—	24,193

Total assets	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$11,086	$44,767	$30,450	$31,924	$—	$118,227
Payables related to property, plant and equipment purchases	9,264	1,561	13,994	5,885	—	30,704
Accrued operating expenses	52,609	53,136	29,114	13,210	—	148,069
Income taxes payable	—	18	1,792	1,569	—	3,379
Short-term borrowings	50,000	—	—	—	—	50,000
Short-term amounts due to affiliates	128,244	81,588	611,119	41,047	(860,610)	1,388
Current installments of long-term debts	—	6,600	10,000	10,353	—	26,953

Total current liabilities	251,203	187,670	696,469	103,988	(860,610)	378,720
Long-term debts, excluding current installments	365,000	—	16,800	14,700	—	396,500
Other non-current liabilities	183	33,221	18,458	12,282	—	64,144

Total liabilities	616,386	220,891	731,727	130,970	(860,610)	839,364

Shareholders’ equity attributable to STATS ChipPAC Ltd.	1,548,657	532,765	219,069	427,378	(1,179,212)	1,548,657
Noncontrolling interest	—	—	—	—	59,042	59,042

Total equity	1,548,657	532,765	219,069	427,378	(1,120,170)	1,607,699

Total liabilities and equity	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$412,730	$621,020	$1,241,330	$263,018	$(879,910)	$1,658,188
Cost of revenues	309,296	560,018	1,089,030	257,536	(832,083)	1,383,797

Gross profit	103,434	61,002	152,300	5,482	(47,827)	274,391

Operating expenses:
Selling, general and administrative	57,355	14,002	72,128	10,632	(35,780)	118,337
Research and development	15,245	10,690	22,133	1,804	(12,047)	37,825
Restructuring charges	5,912	—	12,763	1,115	—	19,790
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
Accelerated share based compensation	1,027	317	117	101	—	1,562

Total operating expenses	84,479	31,339	113,394	17,220	(47,827)	198,605

Operating income (loss)	18,955	29,663	38,906	(11,738)	—	75,786

Other income (expense), net:
Interest income	2,559	169	3,550	1,438	(2,031)	5,685
Interest expense	(30,583)	(2,511)	(3,897)	(1,026)	2,031	(35,986)
Foreign currency exchange gain (loss)	195	9,809	(4,923)	166	—	5,247
Equity loss from investment in equity investee	(1,437)	—	—	—	—	(1,437)
Equity gain (loss) from investment in subsidiaries.	37,109	—	(19,118)	—	(17,991)	—
Dividend income from subsidiary	4,664	—	—	—	(4,664)	—
Other non-operating income (expense), net	44	—	(134)	117	—	27

Total other income (expense), net	12,551	7,467	(24,522)	695	(22,655)	(26,464)

Income (loss) before income taxes	31,506	37,130	14,384	(11,043)	(22,655)	49,322
Income tax expense	5,804	8,790	3,616	962	—	19,172

Net income (loss)	25,702	28,340	10,768	(12,005)	(22,655)	30,150
Less: Net income attributable to the noncontrolling interest	—	—	—	—	(4,448)	(4,448)

Net income (loss) attributable to STATS ChipPAC Ltd.	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	78,253	81,430	69,536	54,472	—	283,691
Debt issuance cost amortization	2,691	—	46	—	—	2,737
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
(Gain) loss on sale of property, plant and equipment	1,335	—	9	(221)	—	1,123
Accretion of discount on convertible notes	66	—	—	—	—	66
Foreign currency exchange loss (gain)	—	—	—	(1,555)	—	(1,555)
Share-based compensation expense	1,933	992	402	243	—	3,570
Deferred income taxes	5,900	930	(684)	(635)	—	5,511
Net income attributable to the noncontrolling interest	—	—	—	—	4,448	4,448
Equity loss from investment in equity investee	1,437	—	—	—	—	1,437
Equity gain (loss) from investment in subsidiaries	(37,109)	—	19,118	—	17,991	—
Others	504	2,610	887	177	—	4,178
Changes in operating working capital:
Accounts receivable	20,526	—	104,173	7,141	—	131,840
Amounts due from affiliates	(68,476)	37,343	(70,751)	45,901	47,610	(8,373)
Inventories	6,308	12,232	443	3,612	—	22,595
Other receivables, prepaid expenses and other assets	(257)	(577)	(3,956)	1,839	—	(2,951)
Accounts payable, accrued operating expenses and other payables	54	(56,801)	(6,660)	(11,915)	—	(75,322)
Amounts due to affiliates	69,797	(5,972)	(10,185)	(6,293)	(47,610)	(263)

Net cash provided by operating activities	113,604	106,857	119,399	84,329	(4,664)	419,525

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$29,755	$—	$29,755
Proceeds from maturity of marketable securities	—	—	3,810	46,331	—	50,141
Purchases of marketable securities	—	—	(3,810)	(89,284)	—	(93,094)
Cash injection in subsidiaries	(11,031)	—	—	—	11,031	—
Acquisition of intangible assets	(6,811)	(711)	(4,555)	(794)	—	(12,871)
Purchases of property, plant and equipment	(44,254)	(126,316)	(83,279)	(68,701)	43,651	(278,899)
Proceeds from sale of assets held for sale	—	—	9,413	9,695	—	19,108
Proceeds from deregistration of subsidiary	9,654	—	—	(9,654)	—	—
Others, net	8,871	13,758	7,717	15,451	(43,651)	2,146

Net cash used in investing activities	(43,571)	(113,269)	(70,704)	(67,201)	11,031	(283,714)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(5,035)	$—	$(5,035)
Repayment of long-term debts and promissory notes	—	(6,000)	(20,000)	(7,888)	—	(33,888)
Proceeds from issuance of shares	6,152	—	—	11,031	(11,031)	6,152
Repurchase and redemption of convertible notes	(22,057)	—	—	—	—	(22,057)
Proceeds from bank borrowings	—	—	—	4,735	—	4,735
(Increase) decrease in restricted cash	—	(5)	599	6	—	600
Grants received	340	—	—	—	—	340
Distribution to noncontrolling interest in subsidiary	—	—	—	(8,976)	4,664	(4,312)

Net cash used in financing activities	(15,565)	(6,005)	(19,401)	(6,127)	(6,367)	(53,465)

Net increase (decrease) in cash and cash equivalents	54,468	(12,417)	29,294	11,001	—	82,346
Effect of exchange rate changes on cash and cash equivalents	—	—	—	109	—	109
Cash and cash equivalents at beginning of the year	91,813	25,224	65,945	30,479	—	213,461

Cash and cash equivalents at end of the year	$146,281	$12,807	$95,239	$41,589	$—	$295,916

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 27, 2009

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$177,877	$10,871	$82,903	$17,032	$—	$288,683
Short-term marketable securities	—	—	—	62,512	—	62,512
Accounts receivable, net	86,987	—	101,813	19,966	—	208,766
Short-term amounts due from affiliates	484,923	5,291	85,978	50,298	(605,595)	20,895
Other receivables	5,875	3,720	1,174	786	—	11,555
Inventories	13,802	20,329	7,915	19,813	—	61,859
Prepaid expenses and other current assets	2,267	8,779	3,030	5,689	—	19,765

Total current assets	771,731	48,990	282,813	176,096	(605,595)	674,035
Long-term marketable securities	16,426	503	—	—	—	16,929
Long-term amounts due from affiliates	—	—	—	—	—	—
Property, plant and equipment, net	260,973	280,177	262,439	311,908	—	1,115,497
Investment in equity investee	7,743	—	—	—	—	7,743
Investment in subsidiaries	1,005,273	—	88,121	—	(1,093,394)	—
Intangible assets	14,002	654	23,988	1,349	—	39,993
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	6	—	378	—	384
Prepaid expenses and other non-current assets	2,484	16,637	1,070	1,036	—	21,227

Total assets	$2,078,632	$666,605	$784,036	$594,447	$(1,696,780)	$2,426,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$16,032	$39,630	$22,620	$55,250	$—	$133,532
Payables related to property, plant and equipment purchases	22,710	4,028	7,899	14,535	—	49,172
Accrued operating expenses	45,033	19,636	24,555	11,773	—	100,997
Income taxes payable	—	—	1,575	805	—	2,380
Short-term borrowings	50,000	—	—	6,000	—	56,000
Short-term amounts due to affiliates	16,007	48,026	496,893	44,686	(605,595)	17
Current installments of long-term debts	150,000	—	10,000	8,786	—	168,786

Total current liabilities	299,782	111,320	563,542	141,835	(605,595)	510,884
Long-term debts, excluding current installments	213,000	—	6,800	13,381	—	233,181
Other non-current liabilities	1,181	26,343	17,130	14,675	—	59,329

Total liabilities	513,963	137,663	587,472	169,891	(605,595)	803,394

Shareholders’ equity attributable to STATS ChipPAC Ltd.	1,564,669	528,942	196,564	424,556	(1,150,062)	1,564,669
Noncontrolling interest	—	—	—	—	58,877	58,877

Total equity	1,564,669	528,942	196,564	424,556	(1,091,185)	1,623,546

Total liabilities and equity	$2,078,632	$666,605	$784,036	$594,447	$(1,696,780)	$2,426,940

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 27, 2009

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$345,806	$412,028	$984,627	$279,484	$(696,260)	$1,325,685
Cost of revenues	251,935	385,170	861,092	272,034	(652,923)	1,117,308

Gross profit	93,871	26,858	123,535	7,450	(43,337)	208,377

Operating expenses:
Selling, general and administrative	39,933	12,476	64,318	8,498	(29,709)	95,516
Research and development	19,672	9,186	25,033	3,095	(13,628)	43,358
Restructuring charges	—	13,069	3,003	—	—	16,072

Total operating expenses	59,605	34,731	92,354	11,593	(43,337)	154,946

Operating income (loss)	34,266	(7,873)	31,181	(4,143)	—	53,431

Other income (expense), net:
Interest income	1,127	293	1,440	520	(1,211)	2,169
Interest expense	(28,639)	(1,428)	(1,461)	(739)	1,211	(31,056)
Foreign currency exchange gain (loss)	(1,700)	(4,678)	876	(967)	—	(6,469)
Equity loss from investment in equity investee	(1,321)	—	—	—	—	(1,321)
Equity loss from investment in subsidiaries	(34,560)	—	(11,925)	—	46,485	—
Dividend income from subsidiaries	45,408	—	—	—	(45,408)	—
Other non-operating income (expense), net	(3,530)	1,174	237	103	—	(2,016)

Total other income (expense), net	(23,215)	(4,639)	(10,833)	(1,083)	1,077	(38,693)

Income (loss) before income taxes	11,051	(12,512)	20,348	(5,226)	1,077	14,738
Income tax expense	998	(4,741)	(167)	7,622	—	3,712

Net income (loss)	10,053	(7,771)	20,515	(12,848)	1,077	11,026
Less: Net income attributable to the noncontrolling interest	—	—	—	—	(973)	(973)

Net income (loss) attributable to STATS ChipPAC Ltd.	$10,053	$(7,771)	$20,515	$(12,848)	$104	$10,053

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 27, 2009

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	$10,053	$(7,771)	$20,515	$(12,848)	$104	$10,053
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	69,192	75,237	65,185	57,016	—	266,630
Debt issuance cost amortization	1,719	—	—	—	—	1,719
(Gain) loss on sale of property, plant and equipment	485	1,126	(9)	(390)	—	1,212
Gain from repurchase of senior notes	(276)	—	—	—	—	(276)
Foreign currency exchange loss	—	—	—	965	—	965
Share-based compensation expense	251	100	96	54	—	501
Deferred income taxes	1,149	(1,426)	(1,254)	3,256	—	1,725
Net income attributable to the noncontrolling interest	—	—	—	—	973	973
Equity loss from investment in equity investee	1,321	—	—	—	—	1,321
Equity loss from investment in subsidiaries	34,560	—	11,925	—	(46,485)	—
Others	147	—	1,151	116	—	1,414
Changes in operating working capital:					—
Accounts receivable	(34,686)	—	(22,500)	(12,060)	—	(69,246)
Amounts due from affiliates	160,252	(4,629)	126,429	(23,415)	(255,015)	3,622
Inventories	(496)	5,955	3,322	(9,923)	—	(1,142)
Other receivables, prepaid expenses and other assets	1,039	(3,940)	2,567	(4,132)	—	(4,466)
Accounts payable, accrued operating expenses and other payables	(3,199)	(47,922)	(12,835)	25,194	—	(38,762)
Amounts due to affiliates	(112,237)	(33,562)	(114,226)	3,639	255,015	(1,371)

Net cash provided by (used in) operating activities	129,274	(16,832)	80,366	27,472	(45,408)	174,872

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	—	—	—	$15,663	—	$15,663
Proceeds from maturity of marketable securities	—	—	—	31,736	—	31,736
Purchases of marketable securities	—	—	—	(67,634)	—	(67,634)
Cash injection in subsidiaries	(3,986)	—	(8,000)	—	11,986	—
Acquisition of intangible assets	(2,720)	(88)	(1,914)	(310)	—	(5,032)
Purchases of property, plant and equipment	(97,541)	(22,130)	(44,615)	(47,847)	71,379	(140,754)
Proceeds from sale of assets held for sale	—	—	587	6	—	593
Others, net	8,569	43,086	14,244	6,426	(71,379)	946

Net cash provided by (used in) investing activities	(95,678)	20,868	(39,698)	(61,960)	11,986	(164,482)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(5,035)	$—	$(5,035)
Repayment of long-term debts and promissory notes	—	(6,600)	(10,000)	(22,109)	—	(38,709)
Proceeds from issuance of shares	—	—	6	11,980	(11,986)	—
Repurchase of senior notes	(2,000)	—	—	—	—	(2,000)
Proceeds from bank borrowings	—	—	—	29,840	—	29,840
(Increase) decrease in restricted cash	—	628	(10)	(15)	—	603
Distribution to noncontrolling interest in subsidiary	—	—	(43,000)	(4,602)	45,408	(2,194)

Net cash used in financing activities	(2,000)	(5,972)	(53,004)	10,059	33,422	(17,495)

Net increase (decrease) in cash and cash equivalents	31,596	(1,936)	(12,336)	(24,429)	—	(7,105)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(128)	—	(128)
Cash and cash equivalents at beginning of the year	146,281	12,807	95,239	41,589	—	295,916

Cash and cash equivalents at end of the year	$177,877	$10,871	$82,903	$17,032	$—	$288,683

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF STATS CHIPPAC LTD.
(In compliance with the requirements of the Singapore Companies Act)
We have completed an integrated audit of STATS ChipPAC Ltd.’s 2009 consolidated financial statements and of its internal control over financial reporting as of December 27, 2009, set out on pages 49 to 93 of the Annual Report, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements of STATS ChipPac Ltd. (the “Company”) and its subsidiaries (the “Group”) are prepared in accordance with accounting principles generally accepted in the United States of America.
These financial statements are the responsibility of the management. Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act (Cap. 50) (the “Act”) and accounting principles generally accepted in the United States of America. This responsibility includes:
(a)	devising and maintaining a system of internal accounting control sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;

(b)	selecting and applying appropriate accounting policies; and

(c)	making accounting estimates that are reasonable in the circumstances.
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
We reported separately on the consolidated financial statements of the Group on March 5, 2010 and our report is included thereon.
Our audit of the consolidated financial statements referred to above includes an audit of the accompanying unconsolidated balance sheet of the Company, which should be read in conjunction with the consolidated financial statements. The unconsolidated balance sheet of the Company as of December 27, 2009 and notes therein as set out on pages 95 to 104 are presented as required by the Act.
In our opinion,
(a)	the consolidated financial statements of the Group and the accompanying unconsolidated balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America, so as to give a true and fair view of the state of affairs of the Group and of the Company as of December 27, 2009, and the results, cash flows and changes in equity of the Group for the financial year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.
PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants
Singapore
March 5, 2010

STATS CHIPPAC LTD.
UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars

		December 28,	December 27,
	Note	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	3	$146,281	$177,877
Accounts receivable, net	4	52,301	86,987
Short-term amounts due from affiliates		1,556	905
Short-term amounts due from subsidiaries		643,619	484,018
Other receivables	5	2,490	5,875
Inventories	6	13,306	13,802
Prepaid expenses and other current assets	7	1,773	2,267

Total current assets		861,326	771,731
Long-term marketable securities	8	15,587	16,426
Property, plant and equipment, net	9	227,636	260,973
Investment in subsidiaries	10	1,030,329	1,005,273
Investment in equity investee	11	9,001	7,743
Intangible assets	12	12,024	14,002
Prepaid expenses and other non-current assets	7	9,140	2,484

Total assets		$2,165,043	$2,078,632

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables		$11,086	$16,032
Payables related to property, plant and equipment purchases		9,264	22,710
Accrued operating expenses	13	52,609	45,033
Short-term borrowing	14	50,000	50,000
Short-term amounts due to affiliates		1,304	17
Short-term amount due to subsidiaries		126,940	15,990
Current installments of long-term debts	16	—	150,000

Total current liabilities		251,203	299,782
Long-term debts, excluding current installments	16	365,000	213,000
Other non-current liabilities	18	183	1,181

Total liabilities		616,386	513,963

STATS ChipPAC Ltd. Shareholders’ Equity:
Ordinary shares — Issued ordinary shares — 2,202,218,293 in 2008 and 2009	19	2,035,235	2,035,573
Accumulated other comprehensive loss	20	(12,308)	(6,687)
Accumulated deficit		(474,270)	(464,217)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.		1,548,657	1,564,669
Commitments and contingencies	21

Total liabilities and equity		$2,165,043	$2,078,632

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars
1. Background and Summary of Significant Accounting Policies
(a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) is incorporated in Singapore and its ordinary shares are listed on the Singapore Exchange (“SGX-ST”). The principal activities of the Company are the provision of a full range of semiconductor packaging design, assembly, test and distribution solutions.
The Company is required to prepare the unconsolidated balance sheet of the Company in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) for filing with the Accounting and Corporate Regulatory Authority (“ACRA”).
As the Company has been granted approval by the ACRA under Section 201(14) of the Act in respect of the financial statements and consolidated financial statements of the Company, the consolidated financial statements and unconsolidated balance sheet of the Company has been prepared in accordance with U.S. GAAP.
The unconsolidated balance sheet of the Company should be read in conjunction with the consolidated financial statements, its basis of preparation and summary of significant accounting policies. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are included in the annual report of the Company.
The financial statements are expressed in U.S. dollars, which is the Company’s functional and presentation currency.
(b) Subsidiaries and Equity Investee
The Company has subsidiaries in South Korea, China, Thailand, Malaysia, Taiwan, the British Virgin Island, Luxembourg, Barbados, Hungary and in the United States, its principal market. The Company’s equity investee company is based in Bermuda. Investments in subsidiaries and equity investee are accounted for using the equity accounting method.
(c) Fiscal Year
The Company’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. The Company’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2009, a 52-week year, ended on December 27, 2009 and fiscal year 2008, a 52-week year, ended on December 28, 2008. Unless otherwise stated, all years and dates refer to the Company’s fiscal years.
2. Related Parties
As of December 27, 2009, Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the 2.5% Convertible Subordinated Notes due 2008, issued by STATS ChipPAC, Inc. (“ChipPAC”), a wholly-owned subsidiary company, into 145,138,660 ordinary shares in May 2008. Refer to Note 2 of the consolidated financial statements for details of related party transactions.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
3. Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 28,	December 27,
	2008	2009

Cash at banks and on hand	$17,091	$47,956
Cash equivalents
Bank fixed deposits	106,897	92,361
Money market funds	22,293	37,560

	$146,281	$177,877

4. Accounts Receivable
Accounts receivable consist of the following:

	December 28,	December 27,
	2008	2009

Accounts receivable — third parties	$57,123	$90,486
Allowance for sales returns	(4,822)	(3,499)

	$52,301	$86,987

5. Other Receivables
Other receivables consist of the following:

	December 28,	December 27,
	2008	2009

Deposits and staff advances	$12	$1
Other receivables	2,478	5,874

	$2,490	$5,875

6. Inventories
Inventories consist of the following:

	December 28,	December 27,
	2008	2009

Raw materials	$8,503	$8,171
Work-in-progress	4,427	5,076
Finished goods	376	555

	$13,306	$13,802

7. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 28,	December 27,
	2008	2009

Other prepayments and assets	$1,773	$1,803
Debt issuance cost, net of accumulated amortization	—	464

	$1,773	$2,267

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
Prepaid expenses and other non-current assets consist of the following:

	December 28,	December 27,
	2008	2009

Debt issuance cost, net of accumulated amortization	$4,212	$2,006
Others	4,928	478

	$9,140	$2,484

8. Marketable Securities
Marketable securities consist of the following:

	December 28,	December 27,
	2008	2009

Available-for-sale corporate debt securities	$16,193	$16,193
Gross unrealized gains	—	233
Gross unrealized losses	(606)	—

Fair value	$15,587	$16,426

Maturities of marketable securities (at fair value) are as follows:

	December 28,	December 27,
	2008	2009

Marketable securities:
Due in one year or less	$—	$—
Due after one year through five years	15,587	16,426
Due after five years	—	—

Total	$15,587	$16,426

9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 28,	December 27,
	2008	2009
Cost:
Buildings, mechanical and electrical installation	$64,119	$66,651
Equipment	792,909	807,689

Total cost	857,028	874,340
Total accumulated depreciation	(629,392)	(613,367)

Property, plant and equipment, net	227,636	260,973

Equipment impairment charges of $4,940 were recorded in 2008 as a result of the Company’s ongoing assessment of property, plant and equipment for impairment. The equipment impairment charges were taken because continued softness in demand in end-markets to which certain of the equipment was dedicated had reduced the anticipated future usage of such equipment.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
10. Investment in Subsidiaries
Investment in subsidiaries is summarized as follows:

	December 28,	December 27,
	2008	2009

Unquoted equity shares at cost	$1,274,164	$1,278,150
Quoted equity shares at cost	40,894	40,894

	1,315,058	1,319,044
Less: share of net losses of subsidiaries	(284,729)	(313,771)

	$1,030,329	$1,005,273

11. Investment in Equity Investee
Investment in equity investee is summarized as follows:

	December 28,	December 27,
	2008	2009

Unquoted equity shares at cost	$10,154	$10,154
Currency translation differences	30	93
Add: share of losses of equity investee	(1,183)	(2,504)

	$9,001	$7,743

In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited, which wholly-owns Wuxi CR Micro-Assembly Technology Ltd. (“ANST”), for $10,154. Refer to Note 2 of the consolidated financial statements for details of related party transactions with ANST.
12. Intangible Assets
Intangible assets consist of the following:

	December 28,	December 27,
	2008	2009

Cost:
Patent costs, software, licenses and others	$13,700	$16,401
Accumulated amortization	(1,676)	(2,399)

Intangible assets, net	$12,024	$14,002

13. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 28,	December 27,
	2008	2009

Staff costs and accrued restructuring charges	$21,524	$14,686
Purchase of raw materials	3,942	10,156
Maintenance fees, license fees and royalties	1,628	1,441
Interest expense	7,034	7,084
Provision for vacation liability	2,472	1,405
Others	16,009	10,261

	$52,609	$45,033

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
14. Short-Term Borrowings
The Company has a line of credit from Bank of America with a credit limit of $50,000, of which $50,000 was outstanding as of December 27, 2009 over two loan tranches of $25,000 each. The principal of and interest on the two loan tranches of $25,000 each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months.
15. Income Taxes
In 2008, the Singapore Economic Development Board (“EDB”) offered the Company a five year tax incentive for its Singapore operations commencing on July 1, 2007, whereby, certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 17% (18% prior to 2009), subject to the fulfillment of certain continuing conditions.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and unutilized capital allowance carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets are as follows:

	December 28,	December 27,
	2008	2009
Deferred income tax assets:
Operating loss carryforwards	$4,285	$4,055
Property, plant and equipment	43,335	36,150
Others	405	515

	48,025	40,720
Valuation allowance	(48,025)	(40,720)

	$—	$—

Deferred income tax liabilities:
Allowances and reserves	$—	$1,149

	$—	$1,149

Net deferred income tax assets (liabilities)	$—	$(1,149)

The Company recorded a valuation allowance of $48,025 and $40,720 as of December 28, 2008 and December 27, 2009, respectively, which represents a decrease of $7,305 in 2009 to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company established a full valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not that the deferred tax assets will be realized.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
In 2008 and 2009, the Company decreased its unrecognized tax benefits for uncertain tax positions by $177 and $151, respectively, as a result of lapse of statute limitation.
Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to fulfillment of certain continuing conditions. Concurrently, approximately $311,611 of such tax losses and capital allowance carryforwards continued to be made available to the Company operations in Singapore. As of December 27, 2009, the Company has approximately $23,857 and $276,118 of tax loss carryforwards and unutilized capital allowances which can, subject to the relevant provision of the Singapore Income Tax Act, be carried forward and utilized against future taxable profits.
16. Long-term Debts
Long-term debts consist of the following:

	December 28,	December 27,
	2008	2009

6.75% fixed-rate notes	$215,000	$213,000
7.5% fixed-rate notes	150,000	150,000

Total long-term borrowings	365,000	363,000
Less: current amounts	—	150,000

Non-current amounts	$365,000	$213,000

Refer to Note 15 of the consolidated financial statements for details of the long-term debts.
Annual maturities of long-term debts as of December 27, 2009 are as follows:

Payable in year
2010	$150,000
2011	213,000

Total	$363,000

17. Unutilized Credit Facilities
As of December 28, 2008 and December 27, 2009, the Company has undrawn banking and credit facilities consisting of short-term and long-term loans and bank guarantees of $23,574 and $25,495 with financial institutions, respectively.
The notional letters of credit amounts outstanding as of December 28, 2008 and December 27, 2009 were $884 and $nil, respectively.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
18. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 28,	December 27,
	2008	2009

Deferred tax liabiities	$—	$1,149
Liability for uncertain tax positions	183	32

	$183	$1,181

19. Share Capital, Share Options and Incentive Plans
Refer to Note 18 of the consolidated financial statements for details of the Share Capital, Share Options and Incentive Plans.
20. Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss are as follows:

	December 28,	December 27,
	2008	2009

Loss arising from change in functional currency	$(9,732)	$(9,732)
Unrealized loss on hedging instruments	—	(468)
Unrealized gain (loss) on available-for-sale marketable securities	(606)	233
Share of subsidiaries’ other comprehensive income (loss)	(1,940)	3,373
Share of currency translation loss on equity investee	(30)	(93)

	$(12,308)	$(6,687)

21. Commitments and Contingencies
(a) Commitments
As of December 28, 2008 and December 27, 2009, unconditional purchase obligations consist of the following:

	December 28,	December 27,
	2008	2009
Capital commitments
Plant and equipment	$3,021	$45,382

Other commitments
Inventories	$3,467	$7,751

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated cumulative payments of approximately $17,200 per annum for 2010 through 2014.
The Company leases two facilities in Singapore under operating lease arrangement and has a lease agreement for the land located in Singapore related to its production facility. The Company has also leased certain production equipment under operating leases.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
Future minimum lease payments under non-cancelable operating leases as of December 27, 2009 were:

Payable in year
2010	$5,148
2011	1,740
2012	522
2013	485
2014	485
Thereafter	5,418

$13,798

(b) Contingencies
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operate. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
Refer to Note 21(b) of the consolidated financial statements for details of contingencies.
22. Fair Value of Financial Instruments
The following table set forth the fair value of the Company’s financial assets and liabilities, excluding interest components, that were accounted for at fair value on a recurring basis as of December 28, 2008 and December 27, 2009, respectively:

	Fair value measurement
	As of December 28, 2008
	Level 1	Level 2	Level 3	Total

Assets:
Long-term marketable securities	$15,587	$—	$—	$15,587

Total assets measured and recorded at fair value	$15,587	$—	$—	$15,587

Liabilities:
Accrued operating expenses (foreign currency forward contracts) )	$—	$480	$—	$480

Total liabilities measured and recorded at fair value	$—	$480	$—	$480

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars

	Fair value measurement
	As of December 27, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Long-term marketable securities	$16,426	$—	$—	$16,426

Total assets measured and recorded at fair value	$16,426	$—	$—	$16,426

Liabilities:
Accrued operating expenses (foreign currency forward contracts) )	$—	$468	$—	$468

Total liabilities measured and recorded at fair value	$—	$468	$—	$468

The following table sets forth the estimated fair value of the Company’s financial liabilities that are not measured at fair value on a recurring basis as of December 28, 2008 and December 27, 2009, respectively:

	Estimated fair value measurement
	As of December 28, 2008
	Level 1	Level 2	Level 3	Total

Liabilities:
Senior notes	$—	$268,250	$—	$268,250

Total liabilities not measured and recorded at fair value	$—	$268,250	$—	$268,250

	Estimated fair value measurement
	As of December 27, 2009
	Level 1	Level 2	Level 3	Total

Liabilities:
Senior notes	$—	$363,180	$—	$363,180

Total liabilities not measured and recorded at fair value	$—	$363,180	$—	$363,180

The carrying value of the senior notes as of December 27, 2009 were $363,000.
Refer to Note 24 of the consolidated financial statements for further information on the fair value of the financial instruments.

STATS CHIPPAC LTD.
SGX-ST LISTING MANUAL REQUIREMENTS
Additional Requirements of SGX-ST Listing Manual
Interested Party Transactions
During the financial year, the following interested person transactions were entered into by the Company and its subsidiaries:

Aggregate value of all
	interested person transactions		Aggregate value of all
	during the financial year		interested person
	under review (excluding		transactions conducted
	transactions less than		under shareholders'
	S$100,000 and transactions		mandate pursuant to Rule
	conducted under		920 (excluding
	shareholders’ mandate		transactions less than
Name of interested person	pursuant to Rule 920)		S$100,000)
	2009	2008	2009	2008
	US$’000	US$’000	US$’000	US$’000
Transaction for the Sale of Goods and Services

Chartered Semiconductor Manufacturing Ltd.	2,736	7,376	—	—

Save for the interested person transactions disclosed above, there were no other material contracts entered into by the Company and its subsidiaries involving the interests of its chief executive officer, directors or controlling shareholder, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.
Auditors’ Remuneration
The following information relates to remuneration of the auditors of the Company during the financial year:

	2009	2008
	US$’000	US$’000
Auditor’s remuneration paid/payable to:
— Auditor of STATS ChipPAC	1,043	1,592
— Other auditors*	309	408

Other fees paid/payable to:
— Auditor of STATS ChipPAC	—	—
— Other auditors*	93	104

*	Include PricewaterhouseCoopers firms outside Singapore
Material Contracts
Since the end of the previous financial year, no material contract has been entered into and as at the end of the financial year, there are no material contracts between STATS ChipPAC and its subsidiaries involving the interest of its chief executive officer, directors or controlling shareholder.

STATS CHIPPAC LTD.
SGX-ST LISTING MANUAL REQUIREMENTS (Continued)
Shareholdings Statistics as of March 11, 2010

Number of issued shares	: 2,202,218,293
Class of shares	: Ordinary shares with equal voting rights

	Number of		Number of
Size of holdings	Shareholders	%	shares	%
1 - 999	357	2.69	140,816	0.01
1,000 - 10,000	11,420	86.01	35,622,333	1.62
10,001 - 1,000,000	1,481	11.15	52,742,813	2.39
1,000,001 and above	20	0.15	2,113,712,331	95.98

Total	13,278	100.0	2,202,218,293	100.0

Twenty Largest Shareholders

No.	Name of Shareholder	Number of Shares	%
1	Singapore Technologies Semiconductors Pte Ltd	1,845,715,689	83.81
2	Citibank Nominees Singapore Pte Ltd	81,649,405	3.71
3	DBS Nominees Pte Ltd	64,280,240	2.92
4	United Overseas Bank Nominees Pte Ltd	28,062,720	1.27
5	HSBC (Singapore) Nominees Pte Ltd	17,840,333	0.81
6	DBSN Services Pte Ltd	17,607,782	0.80
7	CDP Nominees Pte Ltd	14,990,000	0.68
8	Phillip Securities Pte Ltd	13,256,000	0.60
9	Citibank Consumer Nominees Pte Ltd	6,002,000	0.27
10	UOB Kay Hian Pte Ltd	3,949,000	0.18
11	OCBC Nominees Singapore Pte Ltd	3,403,282	0.16
12	Raffles Nominees (Pte) Ltd	2,990,010	0.14
13	Top Peak Investment Holdings Ltd	2,700,000	0.12
14	Choo Ah Seng	2,288,000	0.10
15	Kim Eng Securities Pte. Ltd.	2,017,350	0.09
16	Ong Bee Dee	1,810,000	0.08
17	Ng Hian Chow	1,575,000	0.07
18	DBS Vickers Securities (Singapore) Pte Ltd	1,440,000	0.07
19	Tan Tiat Huang	1,081,000	0.05
20	OCBC Securities Private Ltd	1,054,520	0.05

	Total	2,113,712,331	95.98

STATS CHIPPAC LTD.
SGX-ST LISTING MANUAL REQUIREMENTS (Continued)
Substantial Shareholders

	Direct Interest		Deemed Interest		Total Interest
	No. of shares	%	No. of shares	%	No. of shares	%
Temasek Holdings (Private) Limited[1]	—	—	1,845,715,689	83.8	1,845,715,689	83.8
Marathon Asset Management LLP[2]	—	—	102,305,000	4.75	102,305,000	4.75
Public Shareholders
Based on the information available to the Company as of March 11, 2010, approximately 11% of the issued shares of the Company is held by the public and therefore, pursuant to Rules 1207 and 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited, it is confirmed that at least 10% of the ordinary shares of the Company is at all times held by the public.
Treasury Shares
As at March 11, 2010, there were no treasury shares held.

[1]	As notified to our Company by Temasek, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek is therefore deemed to beneficially own 1,845,715,689 of our ordinary shares, which are owned directly by STSPL. The percentage beneficially owned is based on an aggregate 2,202,218,293 ordinary shares outstanding as of March 11, 2010.

[2]	We received notice from Marathon in May 2007 that it had voting control over 102,305,000 ordinary shares, which represented approximately 4.75% of our ordinary shares outstanding as of February 1, 2010, and non-voting control over an additional 37,549,000 ordinary shares, which represented approximately 1.7% of our ordinary shares outstanding as of March 11, 2010.

CORPORATE INFORMATION Chairman Charles R. Wofford Directors Tan Lay Koon Peter Seah Lim Huat R. Douglas Norby Teng Cheong Kwee Tokumasa Yasui Rohit Sipahimalani Senior Management Tan Lay Koon President and Chief Executive Officer Wan Choong Hoe Executive Vice President Chief Operating Officer Dr. Han Byung Joon Executive Vice President Chief Technology Officer Hal Lasky Executive Vice President Chief Sales Officer John Lau Tai Chong Senior Vice President Chief Financial Officer Janet T. Taylor Senior Vice President General Counsel Company Secretary Elaine Sin Mei Lin @Tan Mei Lin Registered Office and Corporate Headquarters 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 Tel : (65) 6824 7777 Fax : (65) 6720 7829 Shareholder Services for Ordinary Shares M & C Services Private Limited 183 Robinson Road #17-00 The Corporate Office Singapore 068906 Tel : (65) 6227 6660 Fax : (65) 6225 1452 Share Listing STATS ChipPAC Ltd.’s ordinary shares are traded on the Singapore Exchange Securities Trading Limited under the symbol “STATSChP” Independent Auditors PricewaterhouseCoopers LLP 8 Cross Street #17-00 PWC Building Singapore 048424 Corporate and Investor Information Financial analysts, shareholders, interested investors and the financial media can .nd additional information about STATS ChipPAC Ltd. through our website, located at www.statschippac.com Investor Relations Contact Investor Relations 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 Tel : (65) 6824 7788 kahlocke.tham@statschippac.com Media Contact Corporate Communications 47400 Kato Road Fremont CA 94538 United States Tel : (1) 208 867 9859 lisa.lavin@statschippac.com Annual General Meeting The 16th Annual General Meeting will be held at 10.00 a.m. local time, Monday, April 26, 2010 at The Grassroots’ Club, 190 Ang Mo Kio Avenue 8, Singapore 568046 INNOVATE CREATE DELIVER ANNUAL REPORT 2009

Registered Office and 10 Ang Mo Kio Street 65 Tel: 65-6824-7777 Corporate Headquarters #05-17/20 Techpoint Fax: 65-6720-7829 (Legal matters) STATS ChipPAC Ltd. Reg No.: 199407932D Singapore 569059 65-6720-7826 (Investor Relations matters)